BMO Financial Group Reports First Quarter 2022 Results

REPORT TO SHAREHOLDERS

BMO’s First Quarter 2022 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2022, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

First Quarter 2022 Compared With First Quarter 2021:

•	Net income of $2,933 million, an increase of 45%; adjusted net income[1,3] of $2,584 million, an increase of 27%

•	Reported earnings per share (EPS)[2] of $4.43, an increase of 46%; adjusted EPS[1,2,3] of $3.89, an increase of 27%

•	Recovery of the provision for credit losses of $99 million, compared with a provision for credit losses of $156 million

•	Return on equity (ROE) of 21.4%, an increase from 15.7%; adjusted ROE[1,3] of 18.8%, an increase from 15.8%

•	Common Equity Tier 1 Ratio[4] of 14.1%, an increase from 12.4%

Toronto, March 1, 2022 – For the first quarter ended January 31, 2022, BMO Financial Group recorded net income of $2,933 million or $4.43 per share on a reported basis, and net income of $2,584 million or $3.89 per share on an adjusted basis.

“We continue to build on our operating momentum and delivered another quarter of very strong earnings, driven by our Canadian and U.S. Personal and Commercial businesses, including accelerating commercial loan growth, and ongoing strength in BMO Capital Markets. Our performance is underpinned by strong risk management and excellent credit quality. The targeted investments we are making in talent, technology and marketing are delivering stronger revenue growth, improved efficiency and return on equity,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are responding to the most urgent economic, environmental and social challenges of our day, including our ambition to be our clients’ lead partner in the transition to a net-zero world. This quarter, we were proud to celebrate our third consecutive year as the most sustainable bank in North America on the Corporate Knights’ Global 100 Most Sustainable Corporations list, an outcome of our commitments to a thriving economy, a sustainable future and an inclusive society.

“Our proven, diversified business model is consistently delivering strong returns for our shareholders. We are investing in our businesses and executing on our Purpose-driven, Digital-First strategies aimed at helping our customers make real financial progress, and positioning us for continued growth while strengthening our capital position in advance of closing our acquisition of Bank of the West,” concluded Mr. White.

Concurrent with the release of results, BMO announced a second quarter 2022 dividend of $1.33 per common share, unchanged from the prior quarter and an increase of $0.27 or 25% from the prior year. The quarterly dividend of $1.33 per common share is equivalent to an annual dividend of $5.32 per common share.

The foregoing section contains forward-looking statements. Refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

All Earnings Per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)

Q1-2022 reported net income included the impact of the announced acquisition of Bank of the West, comprising revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs of $7 million ($8 million pre-tax) recorded in non-interest expense. Results also included the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a $29 million pre-tax and after-tax loss relating to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. These amounts were recorded in Corporate Services.

(4)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note:	All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group First Quarter Report 2022 1

Significant Events

During the current quarter, we completed the sale of our EMEA Asset Management business to Ameriprise Financial, Inc., including the transfer of certain U.S. asset management clients, and on April 30, 2021 we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. Collectively, we refer to these transactions as “divestitures”. The divestitures did not have a significant impact on the bank’s net income in the current quarter, and reduced net revenue and expenses by approximately 2.5% and 4%, respectively, on both a reported and adjusted basis.

On December 20, 2021, we announced the signing of a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries, with assets of approximately US$105 billion for a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing) at Bank of the West. The acquisition is expected to add approximately US$57 billion of loans and US$90 billion of deposits to our consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended December 31, 2021. We will fund the transaction primarily with excess capital, which includes the benefit from the sale of our EMEA Asset Management business, reflecting our strong capital position and anticipated capital generation. The transaction, which is expected to close by the end of calendar 2022, is subject to customary closing conditions, including regulatory approvals.

This acquisition aligns with our strategic, financial, and cultural objectives, and meaningfully accelerates our U.S. growth. Building on the strength of our performance and our integrated North American foundation, the acquisition will bring nearly 1.8 million customers to BMO and will further extend our banking presence through an additional 514 branches and commercial and wealth offices in key U.S. growth markets. Post closing, our footprint will expand to 32 states, including an immediate scaled entry into the attractive California market, where we expect to deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and our strong banking team to generate leading customer growth.

A signature strength of the Bank of the West is the deep relationships formed between their employees, their customers, and the communities they have served for over 100 years. As part of this transaction, BMO does not plan to close Bank of the West branches, and is committed to retaining front-line Bank of the West branch employees.

Leveraging our deep integration experience and proven track record for U.S. expansion, we remain confident in achieving annual pre-tax cost synergies of approximately US$670 million (C$860 million) through operational efficiencies across our combined businesses. Integration planning is underway and is being overseen by a dedicated, joint integration management office.

Under IFRS accounting, the purchase price will be allocated to the fair value of identifiable assets and liabilities of Bank of the West at close, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of the underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. The fair value of fixed rate loans and deposits is largely dependent on interest rates. If interest rates were to increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates were to decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits are accounted for at par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions announced on December 20, 2021 will impact capital ratios at close, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition, will result in a change to the Canadian dollar equivalent goodwill.

We are proactively managing exposure to capital from changes in fair value with the goal of creating an economically and risk neutral outcome. As part of our fair value management actions, we entered into interest rate swaps that rise in value as interest rates rise, resulting in mark-to-market gains (losses) recorded in trading revenue, and a portfolio of matched duration U.S. treasuries that generate net interest income. Together, these transactions aim to mitigate changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition, with the associated revenue (loss) treated as an adjusting item. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate changes in the Canadian dollar equivalent of the purchase price on close. Changes in the fair value of these forward contracts are recorded in Other Comprehensive Income until close of the transaction. Corporate Treasury may also use other instruments to optimize the impact of our fair value management actions.

The impact of the fair value management actions on our results in the current quarter was treated as an adjusting item, and included $413 million after-tax ($562 million pre-tax) of revenue related to the management of interest rate changes, comprising $517 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest revenue and $45 million pre-tax interest on a portfolio of U.S. treasuries recorded in net interest income. In addition, our current quarter CET1 ratio included a benefit of 13 basis points relating to these fair value management actions. The changes in the fair value of the forward contracts reduced other comprehensive income by $234 million.

This Significant Events section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

2 BMO Financial Group First Quarter Report 2022

First Quarter 2022 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios, and U.S. dollar amounts and ratios in this First Quarter 2022 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Reported and adjusted net income increased from the prior year, driven by strong revenue growth, an increase in expenses, and a recovery of the provision for credit losses. Net income increased in BMO Capital Markets with particularly strong revenue growth and in our P&C businesses, while BMO Wealth Management decreased, with good underlying growth more than offset by the impact of divestitures. On a reported basis, Corporate Services recorded net income in the current quarter, compared with a net loss in the prior year, while the adjusted net loss was relatively unchanged.

Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs of $7 million ($8 million pre-tax). Adjusted results also excluded the impact of divestitures related to the sale of our EMEA Asset Management business comprising a $29 million pre-tax and after-tax loss related to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. For further information, refer to Note 12 to the unaudited interim consolidated financial statements. Adjusted net income also excluded the amortization of acquisition-related intangible assets and other acquisition and integration costs in both the current quarter and the prior year.

Canadian P&C

Reported and adjusted net income was $1,004 million, both increasing $254 million or 34% from the prior year. Results were driven by a 15% increase in revenue, with higher net interest income and non-interest revenue, higher expenses and a lower provision for credit losses compared with the prior year.

U.S. P&C

Reported net income was $681 million, an increase of $102 million or 18% from the prior year, and adjusted net income was $682 million, an increase of $96 million or 16%. The impact of the weaker U.S. dollar reduced net income, revenue and expense growth by 1%, respectively.

On a U.S. dollar basis, reported net income was $536 million, an increase of $85 million or 19% from the prior year, and adjusted net income was $537 million, an increase of $81 million or 18%. Reported and adjusted results were driven by a 9% increase in revenue, with higher net interest income and non-interest revenue, higher expenses, and a higher recovery of the provision for credit losses.

BMO Wealth Management

Reported net income was $315 million, compared with $336 million in the prior year, and adjusted net income was $316 million, compared with $344 million in the prior year. Traditional Wealth reported net income was $261 million, an increase of $5 million or 2%, and adjusted net income was $262 million, a decrease of $2 million or 1%, with strong underlying revenue from growth in client assets, including stronger global markets, more than offset by higher underlying expenses and the impact of divestitures. Insurance net income was $54 million, a decrease of $26 million from the prior year, primarily due to less favourable market movements in the current quarter relative to the prior year.

BMO Capital Markets

Reported net income was $705 million, an increase of $227 million or 47% from the prior year, and adjusted net income was $712 million, an increase of $228 million or 47%. Reported and adjusted results were driven by continued strong revenue performance, with higher revenue in Investment and Corporate Banking driven by particularly strong underwriting and advisory revenue and in Global Markets driven by elevated client activity, higher expenses, including higher performance-based compensation, and a recovery of credit losses in the current quarter compared with a provision in the prior year.

Corporate Services

Reported net income was $228 million and adjusted net loss was $130 million, compared with a reported and adjusted net loss of $126 million in the prior year. Reported results reflected the impact of the announced acquisition of Bank of the West and divestitures related to the sale of our EMEA Asset Management business, while adjusted results were relatively unchanged.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 14.1% as at January 31, 2022, an increase from 13.7% at the end of the fourth quarter of fiscal 2021, driven by strong internal capital generation, which included a benefit of 13 basis points from fair value management actions related to the announced acquisition of Bank of the West, and the benefit of the sale of our EMEA Asset Management business, partially offset by higher risk-weighted assets.

BMO Financial Group First Quarter Report 2022 3

Credit Quality

Total recovery of the provision for credit losses was $99 million, compared with a provision for credit losses of $156 million in the prior year. The total recovery of credit losses as a percentage of average net loans and acceptances ratio was 8 basis points, compared with a provision for credit losses ratio of 14 basis points in the prior year. The provision for credit losses on impaired loans was $86 million, a decrease of $129 million from $215 million in the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 7 basis points, compared with 19 basis points in the prior year. There was a $185 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $59 million recovery in the prior year. The recovery in the current quarter largely reflected reduced uncertainty on future credit conditions and positive credit migration, partially offset by balance growth and changes in economic outlook, while the prior year reflected an improving economic outlook and positive credit migration, largely offset by the impact of the uncertain economic environment on credit conditions.

Refer to the Critical Accounting Estimates section of BMO’s 2021 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2021.

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our communities and our stakeholders to make positive, sustainable change, in the belief that success can and must be mutual. In support of our customers, communities and employees, BMO:

•

Extended over $2 billion in lending authorizations to more than 33,500 businesses across Canada through BMO Business XpressTM, our industry-leading business onboarding platform launched in October 2018. The innovative and intuitive digital banking platform increases access to capital to help more businesses make real financial progress.

•

Collaborated with PLATO, Canada’s only Indigenous-led and Indigenous-staffed IT services and training firm, offering the Amazon Web Services (AWS) re/Start program virtually to Indigenous students across Canada. Twenty-two students, some from remote communities, have started a 12-week Cloud computing boot camp, followed by a six-month BMO internship to learn and apply those skills on the job, with opportunities for full-time employment.

•

Committed $100 million to launch the Business Within Reach: BMO for Black Entrepreneurs lending program, providing business owners with greater access to working capital, educational resources, and professional partnerships to start up, scale up, and grow.

•	BMO’s leadership continues to be recognized across a number of rankings, including:
•

Named to Corporate Knights’ 2022 Global 100 Most Sustainable Corporations in the World and, for the third consecutive year, as North America’s most sustainable bank. We ranked in the top quartile for clean revenue and diversity on our board and among our leadership.

•	Included in the Bloomberg Gender-Equality Index (GEI) for the seventh consecutive year, which identifies BMO as a global leader in gender inclusion, as well as a leader within the financial sector.
•

BMO Harris Bank was recognized for the fifth consecutive year by the Human Rights Campaign Foundation as an industry leader in LGBTQ+ workplace equality, earning a perfect score of 100 on the 2022 Corporate Equality Index (CEI).

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group First Quarter Report 2022

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed in the index below, as presented in the 2021 Annual Report and the First Quarter 2022 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information within the SFI or SRC is not and should not be considered incorporated by reference into our First Quarter 2022 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2021 Annual Report	Q1-2022
			RTS	SFI	SRC
General	1. Present all risk-related information in each report, providing an index for easy navigation	74-113	6	Index	Index
	2. Define the bank’s risk terminology and risk measures and present key parameters used	84-113, 136-138	35
	3. Discuss top and emerging risks for the bank	74-76	8, 35
	4. Outline plans to meet new key regulatory ratios once the applicable rules are finalized	67	19
Risk Governance, Risk Management and Business Model	5. Summarize the bank’s risk management organization, processes, and key functions	78-83
	6. Describe the bank’s risk culture and procedures applied to support the culture	83
	7. Describe key risks that arise from the bank’s business model and activities	81
	8. Describe the use of stress testing within the bank’s risk governance and capital frameworks	82
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Provide minimum Pillar 1 capital requirements	66-69			3-4, 10
	10. Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet • A Main Features template can also be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Disclosures	69	20		3-5
	11. Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital				6
	12. Discuss capital planning within a more general discussion of management’s strategic planning	65
	13. Provide granular information to explain how RWA relate to business activities	69-70			11
	14. Present a table showing the capital requirements for each method used for calculating RWA	69-70, 84-87			11, 17, 18, 21-30 and 37-43
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios				17-30 and 37-43
	16. Present a flow statement that reconciles movements in RWA by credit risk and market risk				31, 57
	17. Describe the bank’s Basel validation and back-testing process. Included in our SRC information is our estimated and actual loss parameter information	108			58
Liquidity	18. Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs	97-103	37, 40
Funding	19. Summarize encumbered and unencumbered assets in a table by balance sheet category	99	38	37-38
	20. Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	104-105	42-43
	21. Discuss the bank’s sources of funding and describe the bank’s funding strategy	100-101	38-39
Market Risk	22. Provide a breakdown of balance sheet positions into trading and non-trading market risk measures	96	36
	23. Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures	92-96	36-37
	24. Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model	92-95, 108
	25. Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures	92-93	36
Credit Risk	26. Provide information about the bank’s credit risk profile	84-91, 160-166	16-17, 55-58	24-34	11-56
	27. Describe the bank’s policies related to impaired loans and renegotiated loans	161,166
	28. Provide reconciliations of impaired loans and the allowance for credit losses	88-89, 164	17, 56
	29. Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions	84-85, 91			35-48
	30. Provide a discussion of credit risk mitigation	84-85, 171,177, 205			16, 32, 44
Other Risks	31. Describe other risks and discuss how each is identified, governed, measured and managed	78-82, 106-113
	32. Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred	106-113

BMO Financial Group First Quarter Report 2022 5

Financial Review

Management’s Discussion and Analysis (MD&A) commentary is as at March 1, 2022. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2022, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2021, and the MD&A for fiscal 2021, contained in BMO’s 2021 Annual Report.

BMO’s 2021 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents
7	Caution Regarding Forward-Looking Statements			31	Transactions with Related Parties
8	Economic Developments and Outlook			31	Off-Balance Sheet Arrangements
9	Financial Highlights			32	Accounting Policies and Critical Accounting Estimates
10	Non-GAAP and Other Financial Measures				32	Allowance for Credit Losses
13	Foreign Exchange			33	Future Changes in Accounting Policies
14	Net Income			34	Disclosure for Global Systemically Important Banks (G-SIB)
15	Revenue			34	Other Regulatory Developments
16	Total Provision for Credit Losses			35	Risk Management
17	Impaired Loans				35	Risks that May Affect Future Results
17	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				36	Market Risk
17	Non-Interest Expense				37	Liquidity and Funding Risk
18	Provision for Income Taxes				44	International Exposures
18	Balance Sheet			45	Glossary of Financial Terms
19	Capital Management			48	Interim Consolidated Financial Statements
22	Review of Operating Groups’ Performance				48	Consolidated Statement of Income
	22	Personal and Commercial Banking (P&C)			49	Consolidated Statement of Comprehensive Income
		23	Canadian Personal and Commercial Banking (Canadian P&C)		50	Consolidated Balance Sheet
		24	U.S. Personal and Commercial Banking (U.S. P&C)		51	Consolidated Statement of Changes in Equity
	26	BMO Wealth Management			52	Consolidated Statement of Cash Flows
	27	BMO Capital Markets			53	Notes to Consolidated Financial Statements
	29	Corporate Services		68	Investor and Media Information
30	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2022, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2022, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

6 BMO Financial Group First Quarter Report 2022

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2022 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West, the financial, operational and capital impacts of the transaction, and the COVID-19 pandemic, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and its impact on local, national or international economies, as well as its heightening of certain risks that may affect our future results; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisition of Bank of the West does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed acquisition of Bank of the West, such as it creating synergies and operational efficiencies; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section of BMO’s 2021 Annual Report and updated in the Economic Developments and Outlook section in this document, as well as in the Allowance for Credit Losses section of BMO’s 2021 Annual Report and updated in the Allowance for Credit Losses section in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the following Economic Developments and Outlook and Allowance for Credit Losses sections.

BMO Financial Group First Quarter Report 2022 7

Economic Developments and Outlook (1)

Canadian real Gross Domestic Product (GDP) is estimated to have grown 6.5% annualized in the fourth quarter of 2021, leaving economic activity slightly above pre-pandemic levels. The rapid spread of the Omicron variant led to a sharp decline in employment in January, and GDP growth will likely stagnate in the first quarter of 2022, as a result of renewed economic restrictions and increased consumer anxiety. However, as current restrictions are lifted, growth in the economy and jobs should rebound strongly in response to pent-up demand for in-person services, an easing in supply-chain bottlenecks, elevated commodity prices, and high household savings. Housing market activity will likely remain vibrant amid rising immigration, although sales are expected to moderate due to the continued erosion of affordability. We expect real GDP to grow 4.0% in 2022 after an estimated gain of 4.7% in 2021. The unemployment rate is projected to fall from 6.5% in January 2022 to a multi-decade low of 5.4% by year-end. Consumer Price Index (CPI) inflation rose to a thirty-year high of 5.1% in January 2022 and is likely to remain elevated in the near term, before moderating to a 4.0% rate by year-end as supply-chain disruptions ease. To address the high rate of inflation, the Bank of Canada is projected to raise its overnight policy interest rate beginning in March 2022, and by a total of 125 basis points in 2022. Industry-wide, residential mortgage balances are expected to enjoy continued robust growth in the first half of 2022 amid rising house prices and employment. However, the rate of growth is expected to moderate over the course of the year as housing market activity normalizes. While growth in consumer credit balances (excluding mortgages) has been limited by elevated saving balances and restrained services spending, it is anticipated to increase as pandemic-related restrictions are lifted. Industry-wide, growth in non-financial corporate credit has accelerated significantly amid the economic recovery, but is expected to moderate somewhat as interest rates increase.

U.S. real GDP grew 7.0% annualized in the fourth quarter of 2021 on inventory rebuilding and a pickup in consumer spending, bringing the level of economic activity 3.2% above its level in late 2019. The rapid spread of the Omicron variant led to fewer restrictions than in Canada, though event cancelations and consumer anxiety should still cause growth to slow sharply in the first quarter of 2022. Despite a setback for the Build Back Better bill, there is still a reasonable chance that some additional fiscal measures will be passed by Congress before the November mid-term elections, which would provide some support for economic growth. Housing markets are expected to remain strong, benefitting from steady growth in employment. Together with some easing in supply-chain disruptions, real GDP is expected to grow 3.5% in 2022, compared with a 5.7% increase in 2021. After reaching a four-decade high of 7.5% in January 2022, CPI inflation is expected to moderate to 4.5% by year-end, though this rate is still well above pre-pandemic levels. The unemployment rate is anticipated to fall from 4.0% in January to 3.4% in late 2022. The Federal Reserve is projected to raise its policy interest rate in March 2022, and by a cumulative 125 basis points in 2022. Industry-wide, current strong growth in residential mortgage balances is likely to moderate in a rising interest rate environment. Consumer credit growth has improved on increased demand for services and should benefit as excess household savings are worked down. Industry-wide, non-financial corporate credit has resumed growth and should continue to expand at a moderate rate amid stronger business investment.

The unpredictable course of the COVID-19 pandemic subjects the economic outlook to a high degree of uncertainty. An ongoing concern is the possibility of variants that cause more severe illness and can evade current vaccines. Moreover, a persistent high inflation rate could require substantial monetary tightening to control, leading to an economic downturn. Other risks to the expansion include the impact of the conflict between Russia and Ukraine, continued unsustainable increases in house prices in Canada and the United States, persistent global supply-chain disruptions, increased trade tensions between the United States and China, further declines in North American equity markets and potential instability in emerging market economies as interest rates rise.

This Economic Developments and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar year rather than fiscal year.

8 BMO Financial Group First Quarter Report 2022

Financial Highlights

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Summary Income Statement (1)
Net interest income	4,019	3,756	3,578
Non-interest revenue	3,704	2,817	3,397
Revenue	7,723	6,573	6,975
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	81	97	601
Revenue, net of CCPB (2)	7,642	6,476	6,374
Provision for credit losses on impaired loans	86	84	215
Provision for (recovery of) credit losses on performing loans	(185)	(210)	(59)
Total provision for (recovery of) credit losses	(99)	(126)	156
Non-interest expense	3,846	3,803	3,613
Provision for income taxes	962	640	588
Net income attributable to equity holders of the bank	2,933	2,159	2,017
Adjusted net income	2,584	2,226	2,038
Common Share Data ($, except as noted) (1)
Basic Earnings per share	4.44	3.24	3.03
Diluted earnings per share	4.43	3.23	3.03
Adjusted diluted earnings per share	3.89	3.33	3.06
Dividends declared per share	1.33	1.06	1.06
Book value per share	83.66	80.18	77.76
Closing share price	143.88	134.37	95.12
Number of common shares outstanding (in millions)
End of period	648.4	648.1	646.9
Average basic	648.4	648.2	646.5
Average diluted	650.3	650.1	647.4
Market capitalization ($ billions)	93.3	87.1	61.5
Dividend yield (%)	3.7	3.2	4.5
Dividend payout ratio (%)	30.0	32.7	35.0
Adjusted dividend payout ratio (%)	34.1	31.7	34.6
Financial Measures and Ratios (%) (1)
Return on equity	21.4	16.0	15.7
Adjusted return on equity	18.8	16.5	15.8
Return on tangible common equity	23.6	18.0	18.2
Adjusted return on tangible common equity	20.7	18.5	18.2
Efficiency ratio, net of CCPB	50.3	58.7	56.7
Adjusted efficiency ratio, net of CCPB	53.8	57.4	56.3
Operating leverage, net of CCPB	13.5	1.0	7.2
Adjusted operating leverage, net of CCPB	4.8	2.4	7.1
Net interest margin on average earning assets	1.64	1.62	1.59
Effective tax rate	24.7	22.9	22.6
Adjusted effective tax rate	23.5	22.7	22.6
Total PCL-to-average net loans and acceptances	(0.08)	(0.11)	0.14
PCL on impaired loans-to-average net loans and acceptances	0.07	0.07	0.19
Liquidity coverage ratio (LCR) (3)	129	125	130
Net stable funding ratio (NSFR) (3)	114	118	118
Balance Sheet and other information (as at, $ millions, except as noted)
Assets	1,023,172	988,175	973,211
Average earning assets	972,687	918,255	893,913
Gross loans and acceptances	499,568	474,847	466,922
Net loans and acceptances	497,163	472,283	463,734
Deposits	704,949	685,631	672,500
Common shareholders’ equity	54,246	51,965	50,300
Total risk-weighted assets (4)	337,652	325,433	328,822
Assets under administration	657,974	634,713	666,168
Assets under management	332,581	523,270	518,726
Capital ratios (%) (4)
Common Equity Tier 1 Ratio	14.1	13.7	12.4
Tier 1 Capital Ratio	15.5	15.4	14.2
Total Capital Ratio	18.1	17.6	16.6
Leverage Ratio	4.7	5.1	4.8
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.2698	1.2376	1.2800
Average Canadian/U.S. dollar	1.2710	1.2546	1.2841

(1)

Adjusted results remove certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB and adjusted results, measures and ratios in this table are non-GAAP. For further information refer to the Non-GAAP and Other Financial Measures section and for a composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue from changes in fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB.

(3)	LCR and NSFR are disclosed in accordance with the Office of the Superintendent of Financial Institution’s (OSFI’s) Liquidity Adequacy Requirements (LAR) Guideline, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, as applicable.

BMO Financial Group First Quarter Report 2022 9

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating businesses, including measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further details on the composition of non-GAAP amounts, measures and ratios, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Presenting results on a taxable equivalent basis (teb)

We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with the Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Presenting results on a U.S. dollar basis

Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on BMO’s U.S. segment are non-GAAP. Refer to the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results.

We present our U.S. P&C business results, as well as select U.S. segment information for the bank, BMO Wealth Management, BMO Capital Markets and Corporate Services, on a U.S. dollar basis. Presenting these results on a U.S. dollar basis is useful in assessing the underlying performance without the variability caused by changes in foreign exchange rates.

10 BMO Financial Group First Quarter Report 2022

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Reported Results
Revenue	7,723	6,573	6,975
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(81)	(97)	(601)
Revenue, net of CCPB	7,642	6,476	6,374
Total provision for (recovery of) credit losses	99	126	(156)
Non-interest expense	(3,846)	(3,803)	(3,613)
Income before income taxes	3,895	2,799	2,605
Provision for income taxes	(962)	(640)	(588)
Net income	2,933	2,159	2,017
Diluted EPS ($)	4.43	3.23	3.03

Adjusting Items Impacting Revenue (Pre-tax)
Impact of divestitures (1)	(29)	-	-
Management of fair value changes on the purchase of Bank of the West (2)	562	-	-
Impact of adjusting items on revenue (pre-tax)	533	-	-

Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs (3)	(12)	(1)	(3)
Amortization of acquisition-related intangible assets (4)	(8)	(20)	(25)
Impact of divestitures (1)	3	(62)	-
Impact of adjusting items on non-interest expense (pre-tax)	(17)	(83)	(28)
Impact of adjusting items on reported pre-tax income	516	(83)	(28)

Adjusting Items Impacting Revenue (After-tax)
Impact of divestitures (1)	(29)	-	-
Management of fair value changes on the purchase of Bank of the West (2)	413	-	-
Impact of adjusting items on revenue (after-tax)	384	-	-

Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (3)	(10)	(1)	(2)
Amortization of acquisition-related intangible assets (4)	(6)	(14)	(19)
Impact of divestitures (1)	(19)	(52)	-
Impact of adjusting items on non-interest expense (after-tax)	(35)	(67)	(21)
Impact of adjusting items on reported net income (after-tax)	349	(67)	(21)
Impact on diluted EPS ($)	0.54	(0.10)	(0.03)

Adjusted Results
Revenue	7,190	6,573	6,975
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(81)	(97)	(601)
Revenue, net of CCPB	7,109	6,476	6,374
Total provision for credit losses	99	126	(156)
Non-interest expense	(3,829)	(3,720)	(3,585)
Income before income taxes	3,379	2,882	2,633
Provision for income taxes	(795)	(656)	(595)
Net income	2,584	2,226	2,038
Diluted EPS ($)	3.89	3.33	3.06

(1)

Q1-2022 reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. These amounts were recorded in Corporate Services.

(2)

Q1-2022 reported net income included revenue and expenses related to the announced acquisition of Bank of the West: $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, comprising $517 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $45 million pre-tax interest on a portfolio of U.S. treasury securities recorded in net interest income, as well as acquisition and integration costs of $7 million ($8 million pre-tax) recorded in non-interest expense. These amounts were recorded in Corporate Services. For further information on the acquisition refer to the Significant Events section.

(3)

Acquisition integration costs related to Clearpool in Q1-2022 and acquisition integration costs related to both KGS-Alpha and Clearpool in Q4-2021 and Q1-2021 are recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs are $4 million ($3 million after-tax) in Q1-2022, $1 million ($1 million after-tax) in Q4-2021, and $3 million ($2 million after-tax) in Q1-2021.

(4)

Amortization of acquisition-related intangible assets is recorded in non-interest expense in the related operating group and was $8 million ($6 million after-tax) in Q1-2022, $20 million ($14 million after-tax) in Q4-2021, and $25 million ($19 million after-tax) in Q1-2021.

BMO Financial Group First Quarter Report 2022 11

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)

Q1-2022

Reported net income (loss)	1,004	681	1,685	315	705	228	2,933	1,145
Acquisition and integration costs (2)	-	-	-	-	3	7	10	7
Amortization of acquisition-related intangible assets (3)	-	1	1	1	4	-	6	4
Impact of divestitures (4)	-	-	-	-	-	48	48	(40)
Management of fair value changes on the purchase of Bank of the West (5)	-	-	-	-	-	(413)	(413)	(325)
Adjusted net income (loss)	1,004	682	1,686	316	712	(130)	2,584	791

Q4-2021
Reported net income (loss)	933	509	1,442	345	531	(159)	2,159	618
Acquisition and integration costs (2)	-	-	-	-	1	-	1	2
Amortization of acquisition-related intangible assets (3)	-	6	6	4	4	-	14	9
Impact of divestitures (4)	-	-	-	-	-	52	52	4
Adjusted net income (loss)	933	515	1,448	349	536	(107)	2,226	633

Q1-2021
Reported net income (loss)	750	579	1,329	336	478	(126)	2,017	672
Acquisition and integration costs (2)	-	-	-	-	2	-	2	2
Amortization of acquisition-related intangible assets (3)	-	7	7	8	4	-	19	9
Adjusted net income (loss)	750	586	1,336	344	484	(126)	2,038	683

(1)	U.S. segment results presented in U.S. dollars are non-GAAP amounts.
(2)

Acquisition integration costs related to Clearpool in Q1-2022 and acquisition integration costs related to both KGS-Alpha and Clearpool in Q4-2021 and Q1-2021 are recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs are $4 million ($3 million after-tax) in Q1-2022, $1 million ($1 million after-tax) in Q4-2021, and $3 million ($2 million after-tax) in Q1-2021.

(3)

Amortization of acquisition-related intangible assets is recorded in non-interest expense in the related operating group. Canadian P&C did not record any amounts in Q1-2022, Q4-2021, or Q1-2021. U.S. P&C recorded pre-tax amounts of $2 million in Q1-2022, $9 million in both Q4-2021 and Q1-2021. BMO Wealth Management recorded pre-tax amounts of $1 million in Q1-2022, $6 million in Q4-2021, and $10 million in Q1-2021. BMO Capital Markets recorded pre-tax amounts of $5 million in both Q1-2022 and Q4-2021, and $6 million in Q1-2021.

(4)

Q1-2022 reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income recorded in non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. These amounts were recorded in Corporate Services.

(5)

Q1-2022 reported net income included revenue and expenses related to the announced acquisition of Bank of the West: $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, comprising $517 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $45 million pre-tax interest on a portfolio of U.S. treasury securities recorded in net interest income, as well as acquisition and integration costs of $7 million ($8 million pre-tax) recorded in non-interest expense. These amounts were recorded in Corporate Services. For further information on the acquisition refer to the Significant Events section.

Net Revenue, Efficiency Ratio and Operating Leverage

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Reported
Revenue	7,723	6,573	6,975
CCPB	81	97	601
Revenue, net of CCPB	7,642	6,476	6,374
Non-interest expense	3,846	3,803	3,613
Efficiency ratio (%)	49.8	57.9	51.8
Efficiency ratio, net of CCPB (%)	50.3	58.7	56.7
Revenue growth (%)	10.7	9.8	3.4
Revenue growth, net of CCPB (%)	19.9	8.2	5.7
Non-interest expense growth (%)	6.4	7.2	(1.5)
Operating leverage (%)	4.3	2.6	4.9
Operating leverage, net of CCPB (%)	13.5	1.0	7.2

Adjusted (1)
Revenue	7,190	6,573	6,975
Impact of adjusting items on revenue	(533)	-	-
CCPB	81	97	601
Revenue, net of CCPB	7,109	6,476	6,374
Impact of adjusting items on non-interest expense	(17)	(83)	(28)
Non-interest expense	3,829	3,720	3,585
Efficiency ratio (%)	53.2	56.6	51.4
Efficiency ratio, net of CCPB (%)	53.8	57.4	56.3
Revenue growth, net of CCPB (%)	11.5	8.2	5.7
Non-interest expense growth (%)	6.7	5.8	(1.4)
Operating leverage, net of CCPB (%)	4.8	2.4	7.1

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table for adjusting items.

12 BMO Financial Group First Quarter Report 2022

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021
Reported net income	2,933	2,159	2,017
Dividends on preferred shares and distributions on other equity instruments	(55)	(59)	(56)
Net income available to common shareholders (A)	2,878	2,100	1,961
After-tax amortization of acquisition-related intangible assets	6	14	19
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	2,884	2,114	1,980
After-tax impact of other adjusting items (1)	(355)	53	2
Adjusted net income available to common shareholders (C)	2,529	2,167	1,982
Average common shareholders’ equity (D)	53,345	52,113	49,648
Return on equity (%) (= A/D)	21.4	16.0	15.7
Adjusted return on equity (%) (= C/D)	18.8	16.5	15.8
Average tangible common equity (E) (2)	48,431	46,580	43,137
Return on tangible common equity (%) (= B/E)	23.6	18.0	18.2
Adjusted return on tangible common equity (%) (= C/E)	20.7	18.5	18.2

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table above.
(2)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $5,031 million in Q1-2022, $5,455 million in Q4-2021, and $6,370 million in Q1-2021; and acquisition-related intangible assets of $138 million in Q1-2022, $349 million in Q4-2021, and $414 million in Q1-2021; net of related deferred tax liabilities of $255 million in Q1-2022, $271 million in Q4-2021, and $273 million in Q1-2021.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

Return on Equity by Operating Segment

	Q1-2022							Q4-2021	Q1-2021
(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	Total Bank	Total Bank

Reported

Net income available to common shareholders	993	670	1,663	313	695	207	2,878	2,100	1,961
Total average common equity	11,406	13,667	25,073	5,167	11,075	12,030	53,345	52,113	49,648
Return on equity (%)	34.5	19.5	26.3	24.0	24.9	na	21.4	16.0	15.7

Adjusted
Net income available to common shareholders	993	671	1,664	314	702	(151)	2,529	2,167	1,982
Total average common equity	11,406	13,667	25,073	5,167	11,075	12,030	53,345	52,113	49,648
Return on equity (%)	34.6	19.5	26.3	24.1	25.1	na	18.8	16.5	15.8

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased relative to 2021, due to changes in the Canadian/U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2022 and 2021. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on our net income. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

BMO Financial Group First Quarter Report 2022 13

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q1-2022
(Canadian $ in millions, except as noted)	vs. Q1-2021	vs. Q4-2021
Canadian/U.S. dollar exchange rate (average)
Current period	1.2710	1.2710
Prior period	1.2841	1.2546

Effects on U.S. segment reported results

Increased (Decreased) net interest income	(15)	19
Increased (Decreased) non-interest revenue	(9)	11
Increased (Decreased) revenues	(24)	30
Decreased (Increased) provision for credit losses	-	1
Decreased (Increased) expenses	13	(17)
Decreased (Increased) income taxes	2	(4)
Increased (Decreased) reported net income	(9)	10
Impact on earnings per share ($)	(0.01)	0.02

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	(15)	19
Increased (Decreased) non-interest revenue	(9)	11
Increased (Decreased) revenues	(24)	30
Decreased (Increased) provision for credit losses	-	1
Decreased (Increased) expenses	13	(17)
Decreased (Increased) income taxes	2	(4)
Increased (Decreased) adjusted net income	(9)	10
Impact on adjusted earnings per share ($)	(0.01)	0.02

  Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

Net Income

Q1 2022 vs. Q1 2021

Reported net income was $2,933 million, an increase of $916 million or 45% from the prior year, and adjusted net income was $2,584 million, an increase of $546 million or 27%. Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs of $7 million ($8 million pre-tax). Adjusted results also excluded the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a $29 million pre-tax and after-tax loss relating to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, as well as a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. Both periods excluded the amortization of acquisition-related intangible assets, and acquisition and integration costs. Reported EPS was $4.43, an increase of $1.40 from the prior year, and adjusted EPS was $3.89, an increase of $0.83.

Results were driven by strong revenue growth and a recovery of the provision for credit losses in the current quarter compared with a provision in the prior year, partially offset by higher expenses. Net income increased in BMO Capital Markets and in our P&C businesses, while BMO Wealth Management decreased, with good underlying growth more than offset by the impact of divestitures. On a reported basis, Corporate Services recorded net income in the current quarter, compared with a net loss in the prior year due to the items noted above, while adjusted net loss was relatively unchanged.

Q1 2022 vs. Q4 2021

Reported net income increased $774 million or 36% from the prior quarter, and adjusted net income increased $358 million or 16%. Results in the current quarter excluded the items noted above. Adjusted results in the prior quarter excluded the impact of divestitures of $52 million ($62 million pre-tax) related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore. Adjusted results also excluded the amortization of acquisition-related intangible assets, and acquisition and integration costs in both the current and prior quarters. Reported EPS increased $1.20 from the prior quarter, and adjusted EPS increased $0.56.

Results were primarily driven by higher revenue and a recovery of the provision for credit losses, partially offset by an increase in expenses. Net income increased in our P&C businesses and in BMO Capital Markets. BMO Wealth Management net income decreased, in part due to the impact of divestitures. On a reported basis, Corporate Services recorded net income in the current quarter, compared with a net loss in the prior quarter, and on an adjusted basis the net loss was higher, compared with the prior quarter.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

14 BMO Financial Group First Quarter Report 2022

Revenue

Q1 2022 vs. Q1 2021

Reported revenue was $7,723 million, an increase of $748 million or 11% from the prior year, and adjusted revenue was $7,190 million, an increase of $215 million or 3%. Adjusted revenue in the current quarter excluded $562 million related to fair value management actions noted above and a $29 million loss relating to foreign currency translation from the sale of our EMEA Asset Management business.

Revenue increased in BMO Capital Markets, driven by particularly strong underwriting and advisory revenue in Investment and Corporate Banking and the impact of elevated client activity in Global Markets, and in our P&C businesses due to higher net interest income and higher non-interest revenue. Revenue decreased in BMO Wealth Management as higher revenue from strong underlying growth in Traditional Wealth was more than offset by the impact of divestitures and lower insurance revenue. Reported revenue in Corporate Services increased from the prior year due to the items noted above, and was relatively unchanged on an adjusted basis.

Reported net interest income was $4,019 million, an increase of $441 million or 12% from the prior year, and adjusted net interest income was $3,974 million, an increase of $396 million or 11%. Adjusted results excluded $45 million of non-trading interest income related to fair value management actions. Adjusted non-trading net interest income was $3,410 million, an increase of $310 million or 10%, primarily driven by our P&C businesses. Trading-related net interest income was $564 million, an increase of $86 million or 18%.

Average earning assets were $972.7 billion, an increase of $78.8 billion or 9%, primarily due to loan growth, higher cash, and higher securities balances.

BMO’s overall reported net interest margin of 1.64% increased 5 basis points from the prior year, primarily due to higher margins in Canadian P&C, and the impact of the adjusting item noted above, partially offset by a higher level of liquid assets in Corporate Services. Adjusted net interest margin excluding trading-related interest income and earning assets of 1.68% increased 4 basis points.

Reported non-interest revenue, net of CCPB was $3,623 million, an increase of $827 million or 30% from the prior year, and adjusted non-interest revenue, net of CCPB, was $3,135 million, an increase of $339 million or 12%. Adjusted results excluded $517 million of trading revenue related to fair value management actions. Results increased across most categories, partially offset by the impact of divestitures.

Gross insurance revenue decreased $552 million from the prior year, primarily due to changes in the fair value of investments. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefits section.

Q1 2022 vs. Q4 2021

Reported revenue increased $1,150 million or 18% from the prior quarter, and adjusted revenue increased $617 million or 9%. Adjusting items in the current quarter are noted above. Reported revenue, net of CCPB, increased $1,166 million or 18% from the prior quarter, and adjusted net revenue increased $633 million or 10%.

Revenue increased in BMO Capital Markets, primarily due to elevated client activity in Global Markets and particularly strong underwriting and advisory revenue in Investment and Corporate Banking, and in our P&C businesses due to higher net interest income and non-interest revenue. Revenue decreased in BMO Wealth Management, as higher revenue from underlying growth in Traditional Wealth was more than offset by the impact of divestitures. Reported revenue in Corporate Services increased from the prior quarter due to the items noted above, but was relatively unchanged on an adjusted basis.

Reported net interest income increased $263 million or 7% from the prior quarter, and adjusted net interest income increased $218 million or 6%. Adjusted non-trading net interest income increased $193 million or 6%, primarily driven by our P&C businesses. Trading-related net interest income increased $25 million or 5%.

Average earning assets increased $54.4 billion or 6%, primarily due to higher securities, loan growth, and higher securities borrowed or purchased under resale agreements.

BMO’s overall reported net interest margin increased 2 basis points, primarily due to higher margins in our P&C businesses and the impact of the adjusting item noted above, partially offset by a higher level of low-yielding assets in BMO Capital Markets and Corporate Services. Adjusted net interest margin excluding trading-related interest income and earning assets increased 2 basis points.

Reported non-interest revenue, net of CCPB, increased $903 million or 33% from the prior quarter, and adjusted non-interest revenue, net of CCPB, increased $415 million or 15%. Results increased across most categories, partially offset by the impact of divestitures.

Gross insurance revenue decreased $31 million from the prior quarter, primarily due to lower annuity sales, partially offset by changes in the fair value of investments. The decrease in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefits section.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group First Quarter Report 2022 15

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021	Q1-2022	Q4-2021	Q1-2021	Q1-2022	Q4-2021	Q1-2021
Canadian P&C	1,787	1,712	1,608	264,764	258,074	239,777	268	263	266
U.S. P&C	1,156	1,074	1,091	131,569	123,154	123,411	349	346	351
Personal and Commercial Banking (P&C)	2,943	2,786	2,699	396,333	381,228	363,188	295	290	295
All other operating groups and Corporate Services (3)	1,076	970	879	576,354	537,027	530,725	na	na	na
Total reported	4,019	3,756	3,578	972,687	918,255	893,913	164	162	159
Total adjusted	3,974	3,756	3,578	972,687	918,255	893,913	162	162	159
Trading net interest income and trading assets	564	539	478	165,915	149,620	145,398	na	na	na
Total reported excluding trading net interest income and trading assets	3,455	3,217	3,100	806,772	768,635	748,515	170	166	164
Total adjusted excluding trading net interest income and trading assets	3,410	3,217	3,100	806,772	768,635	748,515	168	166	164
U.S. P&C (US$ in millions)	910	856	850	103,525	98,169	96,121	349	346	351
(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income and is non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures and How BMO Reports Operating Group Results sections.

(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

 na – not applicable

Total Provision for Credit Losses

Q1 2022 vs. Q1 2021

Total recovery of the provision for credit losses was $99 million, compared with a provision for credit losses of $156 million in the prior year. The total recovery of credit losses as a percentage of average net loans and acceptances ratio was 8 basis points, compared with a provision for credit losses ratio of 14 basis points in the prior year. The provision for credit losses on impaired loans was $86 million, a decrease of $129 million from $215 million in the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 7 basis points, compared with 19 basis points in the prior year. There was a $185 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $59 million recovery in the prior year. The recovery in the current quarter largely reflected reduced uncertainty on future credit conditions and positive credit migration, partially offset by balance growth and changes in economic outlook, while the prior year reflected an improving economic outlook and positive credit migration, largely offset by the impact of the uncertain economic environment on credit conditions.

Q1 2022 vs. Q4 2021

Total recovery of the provision for credit losses was $99 million, compared with a recovery of $126 million in the prior quarter. The total recovery of credit losses as a percentage of average net loans and acceptances ratio was 8 basis points, compared with 11 basis points in the prior quarter. The provision for credit losses on impaired loans increased $2 million from the prior quarter, largely due to a higher provision for credit losses in Canadian P&C, partially offset by lower provisions in the other businesses. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 7 basis points, unchanged from the prior quarter. There was a $185 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $210 million recovery in the prior quarter. The recovery in the current quarter largely reflected reduced uncertainty on future credit conditions and positive credit migration, partially offset by balance growth and changes in economic outlook, while the prior quarter largely reflected an improving economic outlook and positive credit migration, partially offset by growth in loan balances.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q1-2022
Provision for (recovery of) credit losses on impaired loans	100	3	103	-	(16)	(1)	86
Provision for (recovery of) credit losses on performing loans	(76)	(77)	(153)	4	(35)	(1)	(185)
Total provision for (recovery of) credit losses	24	(74)	(50)	4	(51)	(2)	(99)

Q4-2021
Provision for (recovery of) credit losses on impaired loans	89	5	94	1	(9)	(2)	84
Provision for (recovery of) credit losses on performing loans	(94)	(33)	(127)	(6)	(79)	2	(210)
Total provision for (recovery of) credit losses	(5)	(28)	(33)	(5)	(88)	-	(126)

Q1-2021
Provision for (recovery of) credit losses on impaired loans	150	20	170	1	45	(1)	215
Provision for (recovery of) credit losses on performing loans	(2)	(51)	(53)	(4)	(2)	-	(59)
Total provision for (recovery of) credit losses	148	(31)	117	(3)	43	(1)	156

Provision for Credit Losses Performance Ratios

	Q1-2022	Q4-2021	Q1-2021
Total PCL-to-average net loans and acceptances (annualized) (%)	(0.08)	(0.11)	0.14
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.07	0.07	0.19

16 BMO Financial Group First Quarter Report 2022

Impaired Loans

Total gross impaired loans (GIL) were $2,219 million, compared with $3,442 million in the prior year, with the largest decrease in impaired loans attributable to the oil and gas industry. GIL increased $50 million from $2,169 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $462 million, compared with $665 million in the prior year and $295 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021
GIL, beginning of period	2,169	2,430	3,638
Classified as impaired during the period	462	295	665
Transferred to not impaired during the period	(134)	(153)	(182)
Net repayments	(226)	(269)	(402)
Amounts written-off	(78)	(106)	(179)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	-	(18)	(14)
Foreign exchange and other movements	26	(10)	(84)
GIL, end of period	2,219	2,169	3,442
GIL to gross loans and acceptances (%)	0.44	0.46	0.74
(1)	GIL excluded purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $81 million, a decrease of $520 million from the prior year. Results decreased, largely due to changes in the fair value of policy benefit liabilities. CCPB decreased $16 million from the prior quarter, due to lower annuity sales, partially offset by changes in the fair value of policy benefit liabilities. These changes were largely offset in revenue.

Non-Interest Expense

Q1 2022 vs. Q1 2021

Reported non-interest expense was $3,846 million, an increase of $233 million or 6% from the prior year, and adjusted non-interest expense was $3,829 million, an increase of $244 million or 7%. Adjusted non-interest expense in the current quarter excluded acquisition and integration costs of $8 million related to the announced acquisition of Bank of the West and a $3 million net recovery of expenses related to the sale of our EMEA Asset Management business. Both periods excluded the amortization of acquisition-related intangible assets and acquisition and integration costs. The increase in expenses was primarily due to higher employee-related costs, including performance-based costs, advertising and business development costs, and computer and equipment costs, partially offset by divestitures.

The reported gross efficiency ratio was 49.8%, compared with 51.8% in the prior year. On a net revenue basis(1), the reported efficiency ratio was 50.3%, compared with 56.7% in the prior year, and the adjusted efficiency ratio was 53.8%, compared with 56.3% in the prior year.

Reported gross operating leverage was positive 4.3%. On a net revenue basis, reported operating leverage was positive 13.5% and adjusted operating leverage was positive 4.8%.

Q1 2022 vs. Q4 2021

Reported non-interest expense increased $43 million or 1% from the prior quarter, and adjusted non-interest expense increased $109 million or 3%. Adjusted non-interest expense in the current quarter excluded the items noted above. Both the current and prior quarters excluded the impact of divestitures, amortization of acquisition-related intangible assets, and acquisition and integration costs. The increase in reported and adjusted expenses was primarily due to higher employee-related costs, driven by stock-based compensation for employees eligible to retire that are expensed in the first quarter of each year and the seasonality of benefits, partially offset by divestitures, lower professional fees, computer and equipment costs, premises costs, and advertising and business development costs.

The reported gross efficiency ratio was 49.8%, compared with 57.9% in the prior quarter. On a net revenue basis, the reported efficiency ratio was 50.3%, compared with 58.7% in the prior quarter, and the adjusted efficiency ratio was 53.8%, compared with 57.4% in the prior quarter.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

(1)	This ratio is calculated using revenue and non-interest expense. For further discussion of Revenue, refer to the Revenue section.

BMO Financial Group First Quarter Report 2022 17

Provision for Income Taxes

The provision for income taxes was $962 million, an increase of $374 million from the first quarter of 2021, and an increase of $322 million from the fourth quarter of 2021. The effective tax rate for the current quarter was 24.7%, compared with 22.6% in the first quarter of 2021 and 22.9% in the fourth quarter of 2021.

The adjusted provision for income taxes was $795 million, an increase of $200 million from the first quarter of 2021, and an increase of $139 million from the fourth quarter of 2021. The adjusted effective tax rate was 23.5% in the current quarter, compared with 22.6% in the first quarter of 2021 and 22.7% in the fourth quarter of 2021. The effective tax rate and adjusted effective tax rate were higher in the current quarter, compared with both the prior year and prior quarter, primarily due to earnings mix, including the impact of higher pre-tax income in the current quarter.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

Balance Sheet

(Canadian $ in millions)	As at January 31, 2022	As at October 31, 2021
Assets
Cash and interest bearing deposits with banks	58,696	101,564
Securities	276,065	232,849
Securities borrowed or purchased under resale agreements	117,444	107,382
Net Loans and Acceptances	497,163	472,283
Derivative instruments	34,827	36,713
Other assets	38,977	37,384
Total assets	1,023,172	988,175
Liabilities and Equity
Deposits	704,949	685,631
Derivative instruments	29,825	30,815
Securities lent or sold under repurchase agreements	107,979	97,556
Other liabilities	112,134	109,757
Subordinated debt	8,481	6,893
Equity	59,804	57,523
Total liabilities and equity	1,023,172	988,175

Total assets were $1,023.2 billion as at January 31, 2022, an increase of $35.0 billion from October 31, 2021. The stronger U.S. dollar increased assets by $11.5 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks decreased $42.9 billion, due to lower balances held with central banks. Treasury reduced central bank cash balances and used the proceeds to purchase U.S. treasury securities as part of our fair value management actions related to the announced acquisition of Bank of the West. Refer to the Significant Events section for further information on the fair value management actions. Cash balances also declined, in part to fund customer loan growth.

Securities increased $43.2 billion, due to the fair value management actions noted above, higher client activity in BMO Capital Markets and the impact of the stronger U.S. dollar.

Securities borrowed or purchased under resale agreements increased $10.1 billion, due to higher client activity in BMO Capital Markets, treasury activities in Corporate Services and the impact of the stronger U.S. dollar.

Net loans and acceptances increased $24.9 billion. Business and government loans and acceptances increased $21.2 billion, reflecting growth across all operating groups and the impact of the stronger U.S. dollar. Consumer instalment and other personal loans increased $1.9 billion, due to growth in Canadian P&C and BMO Wealth Management and the impact of the stronger U.S. dollar. Residential mortgages increased $1.6 billion, primarily due to growth in Canadian P&C.

Derivative financial assets decreased $1.9 billion, due to a decrease in the fair value of foreign exchange, commodities and interest rate contracts, partially offset by an increase in the fair value of equity contracts.

Other assets increased $1.6 billion, partially due to higher cash collateral balances posted with counterparties and the impact of the stronger U.S. dollar, partially offset by the write-down of goodwill related to the sale of our EMEA Asset Management business.

Liabilities increased $32.7 billion from October 31, 2021. The stronger U.S. dollar increased liabilities by $11.2 billion, excluding the impact on derivative financial liabilities.

Deposits increased $19.3 billion, primarily due to the impact of the stronger U.S. dollar, higher wholesale funding balances in BMO Capital Markets due to higher client-driven activity in our trading businesses, higher wholesale funding in Treasury and growth in customer deposits in BMO Wealth Management and Canadian P&C, partially offset by lower customer deposits in BMO Capital Markets and lower source currency customer deposits in U.S. P&C.

Derivative financial liabilities decreased $1.0 billion, due to a decrease in the fair value of foreign exchange contracts, partially offset by an increase in the fair value of equity and commodities contracts.

Securities lent or sold under repurchase agreements increased $10.4 billion, driven by higher client activity in BMO Capital Markets and the impact of the stronger U.S. dollar.

18 BMO Financial Group First Quarter Report 2022

Other liabilities increased $2.4 billion, primarily due to an increase in securities sold but not yet purchased due to higher levels of client activity in BMO Capital Markets and higher secured funding in Treasury, partially offset by lower cash collateral received on over-the-counter derivatives and lower acceptances.

Subordinated debt increased $1.6 billion primarily due to a new issuance in the current quarter.

Equity increased $2.3 billion from October 31, 2021, due to higher retained earnings and an increase in accumulated other comprehensive income. Retained earnings increased $2.0 billion, as a result of net income earned in the quarter, partially offset by dividends and distributions on other equity instruments. Accumulated other comprehensive income increased $0.2 billion, primarily due to the impact of the stronger U.S. dollar on the translation of net foreign operations and an improvement in the position of our pension and other employee future benefit plans, due to an increase in the value of pension plan assets and the impact of higher interest rates on the pension liability, partially offset by the impact of higher interest rates on cash flow hedges.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report.

First Quarter 2022 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 14.1% as at January 31, 2022, an increase from 13.7% at the end of the fourth quarter of fiscal 2021, driven by strong internal capital generation, which included a benefit of 13 basis points from fair value management actions related to the announced acquisition of Bank of the West, and the benefit of the sale of our EMEA Asset Management business, partially offset by higher risk-weighted assets (RWA). Refer to the Significant Events section for further information on the fair value management actions.

CET1 Capital was $47.6 billion as at January 31, 2022, an increase from $44.5 billion as at October 31, 2021, primarily due to retained earnings growth, including revenue from fair value management actions noted above, and the elimination of goodwill and intangible assets related to the sale of the EMEA Asset Management business in the quarter.

RWA were $337.7 billion as at January 31, 2022, an increase from $325.4 billion as at October 31, 2021, primarily due to increased asset size driven by commercial loan growth and the impact of foreign exchange movements, partially offset by the impact of a methodology change related to migration of certain portfolios from the standardized to internal ratings-based approach and positive asset quality changes.

The bank’s Tier 1 and Total Capital Ratios were 15.5% and 18.1%, respectively, as at January 31, 2022, compared with 15.4% and 17.6%, respectively, as at October 31, 2021. The Tier 1 Capital Ratio was higher than the prior quarter, primarily due to the factors impacting the CET1 Ratio, partially offset by the announced preferred shares redemption. The Total Capital Ratio was higher due to the factors impacting the Tier 1 Capital Ratio and a subordinated note issuance.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, both based on the current balance sheet and in anticipation of impacts from the announced acquisition of Bank of the West, and did so during the current quarter. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 4.7% as at January 31, 2022, a decrease from 5.1% at the end of the fourth quarter of fiscal 2021 due to higher leverage exposures, primarily driven by higher securities balances from the expiry of the temporary exclusion of sovereign-issued securities from the leverage ratio and fair value management actions related to the announced acquisition of Bank of the West, loan growth and foreign exchange movements, partially offset by higher Tier 1 Capital.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 28.7% and 8.7%, respectively, as at January 31, 2022, compared with 27.8% and 9.3%, respectively, as at October 31, 2021. The minimum TLAC requirements set by the Office of the Superintendent of Financial Institutions (OSFI), which comprise a risk-based TLAC Ratio of 24.0% of RWA and a TLAC Leverage Ratio of 6.75%, came into effect on November 1, 2021.

Regulatory Capital Developments

On January 31, 2022, OSFI announced the revised capital, leverage, liquidity and disclosure requirements reflecting the domestic implementation of the final Basel III banking reforms. Most of these revised rules will take effect in the second fiscal quarter of 2023, with those related to market risk and credit valuation adjustment risk taking effect in fiscal 2024.

On December 10, 2021, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 2.50% of total RWA.

Effective November 4, 2021, OSFI announced that institutions may resume regular dividend increases and common share repurchases that have been restricted since March 13, 2020.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report for a more detailed discussion of regulatory developments, as well as a summary of the modifications to capital requirements announced by OSFI in 2020 to address the market disruption posed by the COVID-19 pandemic. For those that are temporary in nature, OSFI will continue to closely monitor the economic and financial outlook and provide guidance on the unwinding of the modifications.

BMO Financial Group First Quarter Report 2022 19

Regulatory Capital and TLAC

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information see the Enterprise-Wide Capital Management section of BMO’s 2021 Annual Report.

OSFI’s capital and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at January 31, 2022
Common Equity Tier 1 Ratio	4.5%	3.5%	2.5%	10.5%	14.1%
Tier 1 Capital Ratio	6.0%	3.5%	2.5%	12.0%	15.5%
Total Capital Ratio	8.0%	3.5%	2.5%	14.0%	18.1%
TLAC Ratio (3)	18.0%	3.5%	2.5%	24.0%	28.7%
Leverage Ratio	3.0%	na	na	3.0%	4.7%
TLAC Leverage Ratio (3)	6.75%	na	na	6.75%	8.7%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the first quarter of 2022). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 2.5% as at January 31, 2022. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

(3)	Effective November 1, 2021.

  na – not applicable

Regulatory Capital and TLAC Position (1)

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Gross common equity (1)	54,246	51,965	50,300
Regulatory adjustments applied to common equity	(6,636)	(7,474)	(9,365)
Common Equity Tier 1 Capital (CET1)	47,610	44,491	40,935
Additional Tier 1 eligible capital (2)	4,958	5,558	5,848
Regulatory adjustments applied to Tier 1	(87)	(83)	(83)
Additional Tier 1 Capital (AT1)	4,871	5,475	5,765
Tier 1 Capital (T1 = CET1 + AT1)	52,481	49,966	46,700
Tier 2 eligible capital (3)	8,619	7,286	7,963
Regulatory adjustments applied to Tier 2	(50)	(51)	(79)
Tier 2 Capital (T2)	8,569	7,235	7,884
Total Capital (TC = T1 + T2)	61,050	57,201	54,584
Other TLAC instruments (4)	35,909	33,238	26,318
Adjustments applied to Other TLAC	(70)	(86)	(41)
Other TLAC available after adjustments	35,839	33,152	26,277
TLAC	96,889	90,353	80,861
Risk-Weighted Assets (5)	337,652	325,433	328,822
Leverage Ratio Exposures	1,115,676	976,690	966,509
Capital ratios (%)
CET1 Ratio	14.1	13.7	12.4
Tier 1 Capital Ratio	15.5	15.4	14.2
Total Capital Ratio	18.1	17.6	16.6
TLAC Ratio	28.7	27.8	24.6
Leverage Ratio	4.7	5.1	4.8
TLAC Leverage Ratio	8.7	9.3	8.4

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

20 BMO Financial Group First Quarter Report 2022

Outstanding Shares and Securities Convertible into Common Shares (1)

As at January 31, 2022	Number of shares or dollar amount (in millions)
Common shares (2)	648.4
Class B Preferred shares
Series 27*	$500
Series 29*	$400
Series 31*	$300
Series 33*	$200
Series 38*	$600
Series 40*	$500
Series 42*	$400
Series 44*	$400
Series 46*	$350
Other Equity Instruments*
4.8% Additional Tier 1 Capital Notes	US$500
4.3% Limited Recourse Capital Notes, Series 1 (LRCNs)	$1,250
Medium-Term Notes*
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Series J - Second Tranche	$1,250
Series K – First Tranche	$1,000
3.088% Subordinated Notes due 2037	US$1,250
Stock options
Vested	3.1
Non-vested	3.3

*

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the $1,250 million of Preferred Shares Series 48, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements of BMO’s 2021 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

(2)	Common Shares included 8,170 treasury shares.

Other Capital Developments

During the quarter, 282,072 common shares were issued through the exercise of stock options.

On February 25, 2022, we redeemed all of our outstanding 24 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 38 for an aggregate total of $600 million.

On January 10, 2022, we completed our U.S. public offering of US$1.25 billion of 3.088% Subordinated Notes, due in 2037, through our U.S. Medium-Term Note Program.

On December 3, 2021, we announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange, to purchase for cancellation up to 22.5 million of its common shares under a normal course issuer bid. Together with the announcement of the acquisition of Bank of the West, we noted that we would not proceed with establishing a normal course issuer bid and do not expect to repurchase shares prior to the closing of the acquisition.

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on or after September 23, 2018, is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements non-viable contingent capital (NVCC) instruments, which must be converted in full, prior to the conversion of bail-in debt.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.5 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Dividends

On March 1, 2022, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.33 per share, unchanged from the prior quarter and an increase of 25% from the prior year. The dividend is payable on May 26, 2022 to shareholders of record on May 2, 2022. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”).

On January 10, 2022, we announced the offering of a 2% discount on the common shares issued from treasury under the dividend reinvestment feature of its Plan. Commencing with the common share dividend declared for the first quarter of fiscal 2022, payable on February 28, 2022 to shareholders of record on February 1, 2022, and subsequently until further notice, common shares under the Plan will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2022 21

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating segment results include treasury-related allocations in revenue, non-interest expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital.

BMO employs funds transfer pricing and liquidity transfer pricing between Treasury and the operating segments to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements and facilitate the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity, and funding risk management practices.

The costs of Corporate Units and Technology and Operations services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses that are not directly attributable to a specific operating segment are allocated across the operating segments, reasonably reflective of the level of support provided to each operating segment. We review these expense allocation methodologies periodically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. Effective the first quarter of 2022, business banking loans, deposits and revenue have been reclassified from Commercial Banking to Personal and Business Banking within Canadian P&C, to align with our organizational structure. In addition, certain expense allocations were updated to better align with current experience. Prior periods have been reclassified to conform with current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis in order to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Net interest income (teb) (2)	2,943	2,786	2,699
Non-interest revenue	983	900	810
Total revenue (teb)	3,926	3,686	3,509
Provision for credit losses on impaired loans	103	94	170
Provision for (recovery of) credit losses on performing loans	(153)	(127)	(53)
Total provision for (recovery of) credit losses	(50)	(33)	117
Non-interest expense	1,736	1,796	1,625
Income before income taxes	2,240	1,923	1,767
Provision for income taxes (teb)	555	481	438
Reported net income	1,685	1,442	1,329
Amortization of acquisition-related intangible assets (3)	1	6	7
Adjusted net income	1,686	1,448	1,336

(1)	Adjusted results and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $6 million in each of Q1-2022, Q4-2021 and Q1-2021 are recorded in net interest income.
(3)	Amortization of acquisition-related intangible assets pre-tax amounts for Total P&C of $2 million in Q1-2022, and $9 million in both Q4-2021 and Q1-2021 are recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,685 million, an increase of $356 million or 27% from the prior year. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

22 BMO Financial Group First Quarter Report 2022

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021
Net interest income	1,787	1,712	1,608
Non-interest revenue	620	592	491
Total revenue	2,407	2,304	2,099
Provision for credit losses on impaired loans	100	89	150
Provision for (recovery of) credit losses on performing loans	(76)	(94)	(2)
Total provision for credit losses	24	(5)	148
Non-interest expense	1,024	1,049	936
Income before income taxes	1,359	1,260	1,015
Provision for income taxes	355	327	265
Reported net income	1,004	933	750
Amortization of acquisition-related intangible assets (2)	-	-	-
Adjusted net income	1,004	933	750
Adjusted non-interest expense	1,024	1,049	936
Personal and Business Banking revenue	1,677	1,617	1,485
Commercial Banking revenue	730	687	614
Net income growth (%)	33.9	44.7	7.4
Revenue growth (%)	14.7	13.4	0.7
Non-interest expense growth (%)	9.3	8.1	(5.3)
Adjusted non-interest expense growth (%)	9.4	8.1	(5.3)
Return on equity (%) (3)	34.5	32.8	26.3
Adjusted return on equity (%) (3)	34.6	32.8	26.3
Operating leverage (%)	5.4	5.3	6.0
Adjusted operating leverage (%)	5.3	5.3	6.0
Efficiency ratio (%)	42.5	45.5	44.6
Net interest margin on average earning assets (%)	2.68	2.63	2.66
Average earning assets	264,764	258,074	239,777
Average gross loans and acceptances	277,068	271,108	253,771
Average deposits	236,430	232,359	219,952

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	There was no amortization of acquisition-related intangible assets recorded in Q1-2022, Q4-2021 and Q1-2021.
(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q1 2022 vs. Q1 2021

Canadian P&C reported net income was $1,004 million, an increase of $254 million or 34% from the prior year.

Total revenue was $2,407 million, an increase of $308 million or 15% from the prior year. Net interest income increased $179 million or 11%, due to higher deposit and loan balances and higher loan margins, partially offset by lower deposit margins. Non-interest revenue increased $129 million or 26% across all categories, including higher card-related revenue. Net interest margin of 2.68% increased 2 basis points from the prior year, primarily driven by higher loan margins, partially offset by lower deposit margins.

Personal and Business Banking revenue increased $192 million or 13%, and Commercial Banking revenue increased $116 million or 19%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $24 million, compared with a provision for credit losses of $148 million in the prior year. The provision for credit losses on impaired loans was $100 million, a decrease of $50 million, due to lower Commercial Banking and Personal and Business Banking provisions. There was a $76 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $2 million recovery in the prior year.

Non-interest expense was $1,024 million, an increase of $88 million or 9% from the prior year, reflecting investments in the business, including higher sales force and technology costs.

Average gross loans and acceptances increased $23.3 billion or 9% from the prior year to $277.1 billion. Personal and Business Banking loan balances increased 9%, Commercial Banking loan balances increased 10% and credit card balances increased 8%. Average deposits increased $16.5 billion or 7% to $236.4 billion. Commercial Banking deposits increased 15% and Personal and Business Banking deposits increased 4%, with strong growth in chequing and savings account deposits, partially offset by a decline in term deposits.

Q1 2022 vs. Q4 2021

Reported net income increased $71 million or 8% from the prior quarter.

Total revenue increased $103 million or 4% from the prior quarter. Net interest income increased $75 million or 4%, due to higher loan and deposit balances, and higher margins. Non-interest revenue increased $28 million or 5%, with increases across most categories, including higher card-related revenue. Net interest margin of 2.68% increased 5 basis points from the prior quarter, primarily due to higher loan and deposit margins.

Personal and Business Banking revenue increased $60 million or 4%, and Commercial Banking revenue increased $43 million or 6%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $24 million, compared with a recovery of the provision for credit losses of $5 million in the prior quarter. The provision for credit losses on impaired loans increased $11 million, due to higher Commercial Banking and Personal and Business Banking provisions. There was a $76 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $94 million recovery in the prior quarter.

Non-interest expense decreased $25 million or 2% from the prior quarter, reflecting lower employee-related and other operating costs, partially offset by continued investments in the business, including higher technology costs.

BMO Financial Group First Quarter Report 2022 23

Average gross loans and acceptances increased $6.0 billion or 2% from the prior quarter. Personal and Business Banking loan balances increased 2%, Commercial Banking loan balances increased 3% and credit card balances increased 4%. Average deposits increased $4.1 billion or 2%, with 3% growth in Commercial Banking deposits and an 1% increase in Personal and Business Banking deposits, as continued strong growth in chequing and savings account deposits was partially offset by a decline in term deposits.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ equivalent in millions)	Q1-2022	Q4-2021	Q1-2021
Net interest income (teb) (2)	1,156	1,074	1,091
Non-interest revenue	363	308	319
Total revenue (teb)	1,519	1,382	1,410
Provision for (recovery of) credit losses on impaired loans	3	5	20
Provision for (recovery of) credit losses on performing loans	(77)	(33)	(51)
Total provision for (recovery of) credit losses	(74)	(28)	(31)
Non-interest expense	712	747	689
Income before income taxes	881	663	752
Provision for income taxes (teb)	200	154	173
Reported net income	681	509	579
Amortization of acquisition-related intangible assets (3)	1	6	7
Adjusted net income	682	515	586
Adjusted non-interest expense	710	738	680
Net income growth (%)	17.6	52.8	61.2
Adjusted net income growth (%)	16.5	50.2	58.6
Revenue growth (%)	7.7	3.7	4.1
Non-interest expense growth (%)	3.4	1.8	(8.1)
Adjusted non-interest expense growth (%)	4.4	2.4	(7.6)
Average earning assets	131,569	123,154	123,411
Average gross loans and acceptances	125,147	117,008	117,302
Average deposits	146,529	142,770	138,820

(US$ in millions, except as noted)
Net interest income (teb) (4)	910	856	850
Non-interest revenue	286	245	249
Total revenue (teb)	1,196	1,101	1,099
Provision for (recovery of) credit losses on impaired loans	3	2	15
Provision for (recovery of) credit losses on performing loans	(61)	(26)	(40)
Total provision for (recovery of) credit losses	(58)	(24)	(25)
Non-interest expense	560	596	537
Income before income taxes	694	529	587
Provision for income taxes (teb)	158	123	136
Reported net income	536	406	451
Amortization of acquisition-related intangible assets (5)	1	4	5
Adjusted net income	537	410	456
Adjusted non-interest expense	559	590	530

Key Performance Metrics and Drivers (US$ basis)
Personal and Business Banking revenue	337	324	333
Commercial Banking revenue	859	777	766
Net income growth (%)	18.7	60.8	65.2
Adjusted net income growth (%)	17.6	58.2	62.6
Revenue growth (%)	8.8	9.3	6.7
Non-interest expense growth (%)	4.4	7.3	(5.8)
Adjusted non-interest expense growth (%)	5.5	8.0	(5.3)
Return on equity (%) (6)	19.5	14.8	16.2
Adjusted return on equity (%) (6)	19.5	15.0	16.3
Operating leverage (teb) (%)	4.4	2.0	12.5
Adjusted operating leverage (teb) (%)	3.3	1.3	12.0
Efficiency ratio (teb) (%)	46.9	54.1	48.8
Adjusted efficiency ratio (teb) (%)	46.8	53.5	48.2
Net interest margin on average earning assets (teb) (%)	3.49	3.46	3.51
Average earning assets	103,525	98,169	96,121
Average gross loans and acceptances	98,472	93,270	91,364
Average deposits	115,286	113,806	108,115

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $6 million in each of Q1-2022, Q4-2021 and Q1-2021 are recorded in net interest income.
(3)	Amortization of acquisition-related intangible assets pre-tax amounts of $2 million in Q1-2022, $9 million in both Q4-2021 and Q1-2021 are recorded in non-interest expense.
(4)	Taxable equivalent basis amounts of US$5 million in each of Q1-2022, Q4-2021 and Q1-2021 are recorded in net interest income.
(5)	Amortization of acquisition-related intangible assets pre-tax amounts of US$1 million in Q1-2022, US$6 million in Q4-2021, and US$7 million in Q1-2021 are recorded in non-interest expense.
(6)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

24 BMO Financial Group First Quarter Report 2022

Q1 2022 vs. Q1 2021

U.S. P&C reported net income was $681 million, an increase of $102 million or 18% from the prior year. The impact of the weaker U.S. dollar reduced net income, revenue, and expense growth by 1%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $536 million, an increase of $85 million or 19% from the prior year.

Total revenue was $1,196 million, an increase of $97 million or 9% from the prior year. Net interest income increased $60 million or 7%, primarily due to higher loan and deposit balances and higher loan margins, partially offset by lower deposit margins and lower Paycheck Protection Program (PPP)(1) revenue. Non-interest revenue increased $37 million or 15%, including higher lending fee revenue. Net interest margin of 3.49% decreased 2 basis points, primarily due to lower deposit margins reflecting the impact of the low interest rate environment and loan balances growing faster than deposits, partially offset by higher loan margins.

Personal and Business Banking revenue increased $4 million or 1%, due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue increased $93 million or 12%, both due to higher non-interest revenue and net interest income.

Total recovery of the provision for credit losses was $58 million, compared with a recovery of $25 million in the prior year. The provision for credit losses on impaired loans was $3 million, a decrease of $12 million, largely due to lower Personal and Business Banking and lower Commercial Banking provisions. There was a $61 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $40 million recovery in the prior year.

Non-interest expense was $560 million, an increase of $23 million or 4% from the prior year, primarily reflecting higher employee-related costs.

Average gross loans and acceptances increased $7.1 billion or 8% from the prior year to $98.5 billion. The reduction in PPP loans reduced loan growth by 5%. Commercial Banking loan balances increased 9%, while Personal and Business Banking loan balances were relatively unchanged. Average deposits increased $7.2 billion or 7% to $115.3 billion. Commercial Banking deposits increased 11% and Personal and Business Banking deposits increased 1%.

Q1 2022 vs. Q4 2021

Reported net income increased $172 million or 34% from the prior quarter. The impact of the stronger U.S. dollar increased growth in net income by 2%, and in revenue and expenses by 1%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased $130 million or 32% from the prior quarter.

Total revenue increased $95 million or 9% from the prior quarter. Net interest income increased $54 million or 6%, primarily due to higher loan and deposit balances and higher loan margins. Non-interest revenue increased $41 million or 17% from the prior quarter, including higher lending fee and deposit fee revenue. Net interest margin of 3.49% increased 3 basis points from the prior quarter, driven by higher loan margins, partially offset by loans growing faster than deposits.

Personal and Business Banking revenue increased $13 million or 4%, and Commercial Banking revenue increased $82 million or 11%, both due to higher net interest income and non-interest revenue.

Total recovery of the provision for credit losses was $58 million, compared with a recovery of $24 million in the prior quarter. The provision for credit losses on impaired loans increased $1 million from the prior quarter. There was a $61 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $26 million recovery in the prior quarter.

Non-interest expense decreased $36 million or 6%, primarily driven by lower marketing and employee-related costs.

Average gross loans and acceptances increased $5.2 billion or 6% from the prior quarter. Commercial Banking loan balances increased 7% and Personal and Business Banking loan balances decreased 2%. Average deposits increased $1.5 billion or 1% to $115.3 billion. Commercial Banking deposits increased 2% and Personal and Business Banking deposits increased 1%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

(1)	The U.S. Small Business Administration Payback Protection Program is a government relief program to support businesses facing economic hardship caused by the COVID-19 pandemic.

BMO Financial Group First Quarter Report 2022 25

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Net interest income	272	259	239
Non-interest revenue	1,133	1,276	1,738
Total revenue	1,405	1,535	1,977
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	81	97	601
Revenue, net of CCPB	1,324	1,438	1,376
Provision for credit losses on impaired loans	-	1	1
Provision for (recovery of) credit losses on performing loans	4	(6)	(4)
Total provision for (recovery of) credit losses	4	(5)	(3)
Non-interest expense	908	990	937
Income before income taxes	412	453	442
Provision for income taxes	97	108	106
Reported net income	315	345	336
Amortization of acquisition-related intangible assets (2)	1	4	8
Adjusted net income	316	349	344
Adjusted non-interest expense	907	984	927

Traditional Wealth businesses reported net income	261	287	256
Traditional Wealth businesses adjusted net income	262	291	264
Insurance reported net income (loss)	54	58	80
Insurance adjusted net income (loss)	54	58	80
Net income growth (%)	(6.3)	16.5	25.6
Adjusted net income growth (%)	(8.1)	14.7	24.5
Revenue growth (%)	(29.0)	17.2	(2.3)
Revenue growth, net of CCPB (%)	(3.8)	9.8	5.2
Non-interest expense growth (%)	(3.1)	8.2	(0.8)
Adjusted non-interest expense growth (%)	(2.2)	8.9	(0.7)
Return on equity (%) (3)	24.0	24.2	21.0
Adjusted return on equity (%) (3)	24.1	24.5	21.5
Operating leverage, net of CCPB (%)	(0.7)	1.6	6.0
Adjusted operating leverage, net of CCPB (%)	(1.6)	0.9	5.9
Reported efficiency ratio (%)	64.6	64.5	47.4
Reported efficiency ratio, net of CCPB (%)	68.6	68.8	68.1
Adjusted efficiency ratio (%)	64.5	64.1	46.9
Adjusted efficiency ratio, net of CCPB (%)	68.5	68.4	67.3
Assets under management	332,581	523,270	518,726
Assets under administration (4)	440,070	427,446	448,786
Average assets	49,504	49,629	47,535
Average gross loans and acceptances	31,916	30,351	27,785
Average deposits	55,069	53,300	49,341

U.S. Business Select Financial Data (US$ in millions)
Total revenue	150	162	156
Non-interest expense	121	120	120
Reported net income	22	32	23
Adjusted non-interest expense	120	118	118
Adjusted net income	23	34	24
Average gross loans and acceptances	5,408	5,152	4,667
Average deposits	7,911	7,537	7,301

(1)	Revenue measures, net of CCPB, adjusted results and ratios, and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Amortization of acquisition-related intangible assets pre-tax amounts of $1 million in Q1-2022, $6 million in Q4-2021, and $10 million in Q1-2021 are recorded in non-interest expense.
(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.
(4)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q1 2022 vs. Q1 2021

BMO Wealth Management reported net income was $315 million, compared with $336 million in the prior year. Traditional Wealth reported net income was $261 million, an increase of $5 million or 2% from the prior year, and Insurance net income was $54 million, a decrease of $26 million or 32%. The impact of divestitures reduced growth in net income by 1% and in assets under management by 42%.

Revenue, net of CCPB, was $1,324 million, a decrease of $52 million or 4%. Revenue in Traditional Wealth was $1,231 million, a decrease of $14 million or 1%, with strong underlying revenue growth of 12% from higher client assets, including benefits from stronger global markets, and higher net interest income, primarily driven by strong deposit and loan growth, more than offset by the impact of divestitures. Insurance revenue, net of CCPB, was $93 million, a decrease of $38 million or 29% from the prior year, primarily due to less favourable market movements in the current quarter relative to the prior year.

Non-interest expense was $908 million, a decrease of $29 million or 3%, as the impact of divestitures was partially offset by higher revenue-based costs and investments in the business, including higher technology, employee-related and marketing costs.

Assets under management decreased $186.1 billion or 36%, and assets under administration decreased $8.7 billion or 2% from the prior year, primarily due to the impact of divestitures and attrition of low-yielding institutional assets, partially offset by higher underlying net new client assets and stronger equity markets. Average gross loans increased 15% and average deposits increased 12%.

26 BMO Financial Group First Quarter Report 2022

Q1 2022 vs. Q4 2021

Reported net income decreased $30 million or 9% from the prior quarter. Traditional Wealth reported net income decreased $26 million or 10%, and Insurance net income decreased $4 million or 5%.

Total revenue decreased $130 million or 8% from the prior quarter, and revenue, net of CCPB, decreased $114 million or 8%. Traditional Wealth revenue decreased $101 million or 8%, as underlying growth from higher client assets, including benefits from stronger global equity markets, and higher net interest income were more than offset by the impact of divestitures. Insurance revenue, net of CCPB, decreased $13 million or 13%, primarily due to less favourable market movements in the current quarter relative to the prior quarter and lower business growth, partially offset by the impact of actuarial assumption changes in the prior quarter.

Non-interest expense decreased $82 million or 8%, primarily due to the impact divestitures, partially offset by higher stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and continued investment in the business, including higher technology and employee-related costs.

Assets under management decreased $190.7 billion or 36% from the prior quarter, primarily due to the impact of divestitures, partially offset by higher underlying net new client assets. Assets under administration increased $12.6 billion or 3%, due to higher net new client assets, including benefits from stronger global markets, and favourable foreign exchange rate movements. Average gross loans increased 5%, and average deposits increased 3%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Net interest income (teb) (2)	924	873	803
Non-interest revenue	1,015	557	771
Total revenue (teb)	1,939	1,430	1,574
Provision for (recovery of) credit losses on impaired loans	(16)	(9)	45
Provision for (recovery of) credit losses on performing loans	(35)	(79)	(2)
Total provision for (recovery of) credit losses	(51)	(88)	43
Non-interest expense	1,041	809	886
Income before income taxes	949	709	645
Provision for income taxes (teb)	244	178	167
Reported net income	705	531	478
Acquisition and integration costs (3)	3	1	2
Amortization of acquisition-related intangible assets (4)	4	4	4
Adjusted net income	712	536	484
Adjusted non-interest expense	1,032	803	877

Global Markets revenue	1,171	774	1,031
Investment and Corporate Banking revenue	768	656	543
Net income growth (%)	47.4	39.6	33.8
Adjusted net income growth (%)	46.8	38.2	33.5
Revenue growth (%)	23.2	3.8	15.0
Non-interest expense growth (%)	17.5	1.3	4.2
Adjusted non-interest expense growth (%)	17.7	1.7	4.1
Return on equity (%) (5)	24.9	19.2	16.4
Adjusted return on equity (%) (5)	25.1	19.4	16.7
Operating leverage (teb) (%)	5.7	2.5	10.8
Adjusted operating leverage (teb) (%)	5.5	2.1	10.9
Efficiency ratio (teb) (%)	53.7	56.6	56.3
Adjusted efficiency ratio (teb) (%)	53.2	56.1	55.7
Average assets	407,691	376,714	384,759
Average gross loans and acceptances	57,917	58,845	62,685

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	677	550	624
Non-interest expense	367	310	315
Reported net income	261	205	227
Adjusted non-interest expense	361	304	309
Adjusted net income	265	210	232
Average assets	145,325	137,739	122,436
Average gross loans and acceptances	23,890	25,419	26,057

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures.
(2)	Taxable equivalent basis amounts of $64 million in Q1-2022, $72 million in Q4-2021, and $71 million in Q1-2021 are recorded in net interest income.
(3)

Clearpool acquisition pre-tax integration costs of $4 million in Q1-2022, and KGS-Alpha and Clearpool acquisition pre-tax integration costs of $1 million in Q4-2021 and $3 million in Q1-2021 are recorded in non-interest expense.

(4)	Amortization of acquisition-related intangible assets pre-tax amounts of $5 million in both Q1-2022 and Q4-2021, and $6 million in Q1-2021 are recorded in non-interest expense.
(5)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group First Quarter Report 2022 27

Q1 2022 vs. Q1 2021

BMO Capital Markets reported net income was $705 million, an increase of $227 million or 47% from the prior year.

Total revenue was $1,939 million, an increase of $365 million or 23% from the prior year. Global Markets revenue increased $140 million or 14%, due to higher equities and foreign exchange trading revenue, driven by elevated client activity, partially offset by lower interest rate trading revenue. Investment and Corporate Banking revenue increased $225 million or 41%, primarily due to particularly strong underwriting and advisory revenue in the current quarter.

Total recovery of the provision for credit losses was $51 million, compared with a provision for credit losses of $43 million in the prior year. The recovery of the provision for credit losses on impaired loans was $16 million, compared with a $45 million provision in the prior year. There was a $35 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $2 million recovery in the prior year.

Non-interest expense was $1,041 million, an increase of $155 million or 18% from the prior year, driven by higher employee-related costs given business performance, as well as higher other operating costs.

Average gross loans and acceptances decreased $4.8 billion or 8% from the prior year to $57.9 billion, due to the wind-down of our non-Canadian energy portfolio and the impact of the deconsolidation of our customer securitization vehicle in the United States, partially offset by higher lending activity across other loan portfolios.

Q1 2022 vs. Q4 2021

Reported net income increased $174 million or 33% from the prior quarter.

Total revenue increased $509 million or 36% from the prior quarter. Global Markets revenue increased $397 million or 52%, due to higher equities, interest rate and foreign exchange trading revenue, driven by elevated client activity. Investment and Corporate Banking revenue increased $112 million or 17%, driven by particularly strong underwriting and advisory revenue in the current quarter and higher corporate banking-related revenue, partially offset by lower securities gains.

Total recovery of the provision for credit losses was $51 million, compared with a recovery of $88 million in the prior quarter. The recovery of the provision for credit losses on impaired loans was $16 million, compared with a $9 million recovery in the prior quarter. There was a $35 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $79 million recovery in the prior quarter.

Non-interest expense increased $232 million or 29% from the prior quarter. The increase was driven by higher employee-related costs given business performance and the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average gross loans and acceptances decreased $0.9 billion or 2% from the prior quarter to $57.9 billion, primarily due to the impact of the deconsolidation of our customer securitization vehicle in the United States and the wind-down of our non-Canadian energy portfolio, partially offset by higher lending activity across other loan portfolios and the impact of the stronger U.S. dollar.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

28 BMO Financial Group First Quarter Report 2022

Corporate Services (1)

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Net interest income before group teb offset	(50)	(84)	(86)
Group teb offset	(70)	(78)	(77)
Net interest income (teb)	(120)	(162)	(163)
Non-interest revenue	573	84	78
Total revenue (teb)	453	(78)	(85)
Provision for (recovery of) credit losses on impaired loans	(1)	(2)	(1)
Provision for (recovery of) credit losses on performing loans	(1)	2	-
Total provision for (recovery of) credit losses	(2)	-	(1)
Non-interest expense	161	208	165
Income (loss) before income taxes	294	(286)	(249)
Provision for (recovery of) income taxes (teb)	66	(127)	(123)
Reported net income (loss)	228	(159)	(126)
Acquisition and integration costs (2)	7	-	-
Impact of divestitures (3)	48	52	-
Management of fair value changes on the purchase of Bank of the West (4)	(413)	-	-
Adjusted net loss	(130)	(107)	(126)
Adjusted total revenue (teb) (5)	(80)	(78)	(85)
Adjusted non-interest expense (5)	156	146	165

U.S. Business Select Financial Data (US$ in millions)
Total revenue	435	(4)	(14)
Total provision for (recovery of) credit losses	(2)	-	(1)
Non-interest expense	(2)	38	40
Provision for (recovery of) income taxes	113	(17)	(24)
Reported net income (loss)	326	(25)	(29)
Adjusted total revenue	(8)	(4)	(14)
Adjusted non-interest expense	48	33	40
Adjusted net loss	(34)	(21)	(29)

(1)	Adjusted results and ratios, teb amounts and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Q1-2022 reported net income included acquisition and integration costs of $7 million ($8 million pre-tax) related to the announced acquisition of Bank of the West recorded in non-interest expense.
(3)

Q1-2022 reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income recorded in non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. Q4-2021 reported net income included $52 million ($62 million pre-tax) recorded in non-interest expense.

(4)

Q1-2022 included revenue and expenses related to the announced acquisition of Bank of the West: $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, comprising $517 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $45 million pre-tax interest on a portfolio of U.S. treasury securities recorded in net interest income, as well as acquisition and integration costs of $7 million ($8 million pre-tax) recorded in non-interest expense. For further information on this acquisition refer to the Significant Events section.

(5)	Adjusted results exclude the impact of the items described in footnotes (2) to (4).

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q1 2022 vs. Q1 2021

Corporate Services reported net income was $228 million and adjusted net loss was $130 million, compared with a reported and adjusted net loss of $126 million in the prior year. Results in the current quarter included the impact of the announced acquisition of Bank of the West, including revenue related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs. Results also included the impact of divestitures related to the sale of our EMEA Asset Management business, relating to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a net recovery of expenses and taxes on closing of the sale. Adjusted results were relatively unchanged from the prior year.

Q1 2022 vs. Q4 2021

Reported net income was $228 million and adjusted net loss was $130 million, compared with a reported net loss of $159 million, and an adjusted net loss of $107 million in the prior quarter. The current quarter included the items noted above. The prior quarter included the impact of divestitures. The higher adjusted net loss was driven by lower revenue excluding teb, higher expenses and the impact of a more favourable tax rate in the prior quarter.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group First Quarter Report 2022 29

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020	Q2-2020

Revenue (1)	7,723	6,573	7,562	6,076	6,975	5,986	7,189	5,264
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	81	97	984	(283)	601	-	1,189	(197)
Revenue, net of CCPB (1)	7,642	6,476	6,578	6,359	6,374	5,986	6,000	5,461
Provision for (recovery of) credit losses on impaired loans	86	84	71	155	215	339	446	413
Provision for (recovery of) credit losses on performing loans	(185)	(210)	(141)	(95)	(59)	93	608	705
Total provision for (recovery of) credit losses	(99)	(126)	(70)	60	156	432	1,054	1,118
Non-interest expense	3,846	3,803	3,684	4,409	3,613	3,548	3,444	3,516
Income before income taxes	3,895	2,799	2,964	1,890	2,605	2,006	1,502	827
Provision for income taxes	962	640	689	587	588	422	270	138
Reported net income (see below)	2,933	2,159	2,275	1,303	2,017	1,584	1,232	689
Acquisition and integration costs (2)	10	1	2	2	2	3	4	2
Amortization of acquisition-related intangible assets (3)	6	14	15	18	19	23	23	24
Impact of divestitures (4)	48	52	18	772	-	-	-	-
Management of fair value changes on the purchase of Bank of the West (5)	(413)	-	-	-	-	-	-	-
Restructuring costs (reversals) (6)	-	-	(18)	-	-	-	-	-
Adjusted net income (see below) (7)	2584	2,226	2,292	2,095	2,038	1,610	1,259	715
Operating group reported net income
Canadian P&C reported net income	1,004	933	828	777	750	645	318	359
Amortization of acquisition-related intangible assets (3)	-	-	-	1	-	1	-	1
Canadian P&C adjusted net income	1,004	933	828	778	750	646	318	360
U.S. P&C reported net income	681	509	550	538	579	333	271	349
Amortization of acquisition-related intangible assets (3)	1	6	6	5	7	9	10	10
U.S. P&C adjusted net income	682	515	556	543	586	342	281	359
BMO Wealth Management reported net income	315	345	379	322	336	297	317	121
Amortization of acquisition-related intangible assets (3)	1	4	5	7	8	8	8	9
BMO Wealth Management adjusted net income	316	349	384	329	344	305	325	130
BMO Capital Markets reported net income (loss)	705	531	553	558	478	380	428	(73)
Acquisition and integration costs (2)	3	1	2	2	2	3	4	2
Amortization of acquisition-related intangible assets (3)	4	4	4	5	4	5	5	4
BMO Capital Markets adjusted net income (loss)	712	536	559	565	484	388	437	(67)
Corporate Services reported net income (loss)	228	(159)	(35)	(892)	(126)	(71)	(102)	(67)
Acquisition and integration costs (2)	7	-	-	-	-	-	-	-
Impact of divestitures (4)	48	52	18	772	-	-	-	-
Management of fair value changes on the purchase of Bank of the West (5)	(413)	-	-	-	-	-	-	-
Restructuring costs (reversals) (6)	-	-	(18)	-	-	-	-	-
Corporate Services adjusted net loss	(130)	(107)	(35)	(120)	(126)	(71)	(102)	(67)
Basic earnings per share ($) (7) (8)	4.44	3.24	3.42	1.91	3.03	2.37	1.81	1.00
Diluted earnings per share ($) (7) (8)	4.43	3.23	3.41	1.91	3.03	2.37	1.81	1.00
Adjusted diluted earnings per share ($)	3.89	3.33	3.44	3.13	3.06	2.41	1.85	1.04

(1)

Revenue measures, net of CCPB, adjusted results and ratios teb amounts, and U.S. dollar amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

(2)

Q1-2022 reported net income included acquisition and integration costs of $7 million ($8 million pre-tax) related to the announced acquisition of Bank of the West, recorded in non-interest expenses in Corporate Services. Other acquisition and integration costs related to KGS-Alpha and Clearpool, and were recorded in non-interest expense in BMO Capital Markets.

(3)	Amortization of acquisition-related intangible assets were recorded in non-interest expense in the related operating group.
(4)

Q2-2021 reported net income included the impact of divestitures, comprising a $747 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business recorded in non-interest expense, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore recorded in non-interest revenue, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions recorded in non-interest expense. The impact of divestitures was $18 million ($24 million pre-tax) in Q3-2021, $52 million ($62 million pre-tax) in Q4-2021. Q1-2022 included a $29 million pre-tax and after-tax loss relating to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. These amounts were recorded in Corporate Services.

(5)

Q1-2022 reported net income included the impact of the announced acquisition of Bank of the West, comprising revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, recorded in Corporate Services.

(6)

Q3-2021 reported net income included a partial reversal of restructuring charges related to severance of $18 million ($24 million pre-tax). Restructuring charges and reversal were recorded in non-interest expense in Corporate Services.

(7)

Earnings per share (EPS) is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments. For more information on EPS, refer to Note 9 of the unaudited interim consolidated financial statements.

(8)

Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.

BMO’s quarterly earnings trends were reviewed in detail in the Summary Quarterly Earnings Trends section of BMO’s 2021 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results, such as higher employee expenses due to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the second quarter of fiscal 2020 through the first quarter of fiscal 2022.

30 BMO Financial Group First Quarter Report 2022

Earnings Trends

Financial performance in recent quarters has generally been trending upward, due to improving economic conditions and good operating momentum across our businesses, including lower provisions for credit losses, strong revenue growth and improved efficiency. While results in 2020 were negatively impacted by the significant adverse effects of the COVID-19 pandemic on the global economy, a reduction in interest rates and lower levels of consumer and business activity and borrowing, economic conditions subsequently rebounded and continue to improve.

The first quarter of 2022 included the impact of the announced acquisition of Bank of the West, comprising revenue related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs. Results also included the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a loss related to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a net recovery of non-interest expense, and taxes on closing. Reported results in the second quarter of 2021 included a write-down of goodwill related to the sale of our EMEA Asset Management business and a net gain on the sale of our Private Banking business in Hong Kong and Singapore. The last three quarters of 2021 reflected the impact of divestitures related to these transactions. The third quarter of 2021 included a partial reversal of a restructuring charge recorded in 2019. All periods included the amortization of acquisition-related intangible assets and acquisition and integration costs.

Total revenue growth reflects the benefit of our diversified businesses. Revenue growth in the P&C businesses was initially negatively impacted by the COVID-19 pandemic, the low interest rate environment, as well as lower non-interest revenue due to lower levels of client activity. Canadian P&C has had seven sequential quarters of growth, benefitting from strong deposit and loan growth and improving customer activity. Revenue in U.S. P&C on a source-currency basis rebounded in 2021 and the first quarter of 2022, driven by higher loan spreads, strong deposit growth, improving commercial lending growth, and strong fee revenue. Revenue performance in BMO Wealth Management in the current quarter reflected the impact of divestitures, which more than offset strong underlying revenue growth in Traditional Wealth. Fiscal 2021 generally reflected the impact of improved global equity markets and fluctuations in online brokerage transaction volumes, while the second quarter of 2020 was impacted by weaker markets and a legal provision. Insurance revenue, net of CCPB, is subject to variability, resulting from changes in interest rates and equity markets. BMO Capital Markets reflected continued strong revenue performance with year-over-year revenue growth in seven of the past eight quarters, primarily reflecting higher trading and underwriting and advisory revenue due to robust client activity, while the second quarter of 2020 was negatively impacted by volatile market conditions resulting from the COVID-19 pandemic. Revenue in the first quarter of 2022 reflected good performance in all operating groups. Revenue growth has also been impacted by changes in the strength of the U.S. dollar.

In 2020, we recorded higher provisions for credit losses in all businesses, primarily due to the impact of the COVID-19 pandemic, including higher provisions for credit losses on performing loans in the wake of the economic downturn brought on by the pandemic. In the most recent five quarters, we recorded lower provisions for credit losses on impaired loans, as well as recoveries of provisions for credit losses on performing loans, which reflected the improving economic outlook and more favourable credit conditions.

Non-interest expense reflected our focus on expense management and efficiency improvement. In recent quarters, non-interest expense growth has been driven by higher performance-based compensation reflecting improved revenue performance, and higher technology and marketing costs, partially offset by lower net COVID-19 related costs, as well as lower travel costs due to the continued impact of the pandemic. In the first quarter of 2022, non-interest expense growth was partially offset by the impact of divestitures. Expenses in all periods were also impacted by changes in the strength of the U.S. dollar.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of tax-exempt income from securities. The effective tax rate in the first quarter of 2022 and in fiscal 2021 was impacted by the sale of our EMEA Asset Management business.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2021, as described in Note 27 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Structured Entities, Credit Instruments and Guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2021 Annual Report. We consolidate our own securitization vehicles, the U.S. customer securitization vehicle, and certain capital and funding vehicles. We do not consolidate Canadian customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2021.

BMO Financial Group First Quarter Report 2022 31

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in BMO’s 2021 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2021, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion in Note 1 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report, as well as the updates provided in Note 1 to the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the continuing impact of the uncertain environment on credit conditions and the economy as a result of the COVID-19 pandemic, as well as impacts of high inflation and supply-chain disruptions. For additional information, refer to Allowance for Credit Losses section of BMO’s 2021 Annual Report and Note 4 of the annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

Our total allowance for credit losses as at January 31, 2022, was $2,792 million ($2,958 million as at October 31, 2021), and comprised an allowance on performing loans of $2,298 million and an allowance on impaired loans of $494 million ($2,447 million and $511 million, respectively, as at October 31, 2021). The allowance on performing loans decreased $149 million from the fourth quarter of 2021, primarily driven by a combined reduction in uncertainty about future credit conditions and positive credit migration, partially offset by portfolio growth, changes in the economic outlook and movements in foreign exchange rates.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

As at January 31, 2022, our base case scenario depicts a moderately lower economic growth, compared with the fourth quarter of 2021 in the near-term, in both Canada and the United States. In Canada, annual real GDP growth is expected to average 3.6% over the next 12 months, as a result of pent-up demand and excess household savings tempered in the near-term by earlier COVID-19 related restrictions and supply-chain disruptions. Annual real GDP growth is expected to average 4.0% over the following 12 months, as the economic recovery continues and spending returns to more normal levels. The Canadian unemployment rate is forecasted to decline steadily, averaging 5.9% over the next 12 months and 5.5% over the following year. The U.S economy follows a similar trajectory over the next 12 months with GDP growth at 4.1% amid moderate policy stimulus and high personal savings. Real GDP is expected to grow 2.6% in the following 12 months. The U.S. unemployment rate is forecasted to fall to an average of 4.0% over the next 12 months and then to fall to 3.4% in the following year. Our base case economic forecast as at October 31, 2021 depicted a stronger economic forecast in both Canada and the United States over the near-term projection period. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,600 million as at January 31, 2022 ($1,725 million as at October 31, 2021), compared with the reported allowance on performing loans of $2,298 million ($2,447 million as at October 31, 2021).

As at January 31, 2022, our adverse case economic forecast depicts a contracting economy, with annual average real GDP declining in both Canada and the U.S. over the next 12 months by 2.8% and 1.9% respectively, with both contracting at a rate of 1.1% in the following 12 months. The adverse case scenario assumes a sustained large increase in COVID-19 infections, accompanied by renewed restrictions on a broad range of activities leading to a decline in consumer and business confidence, and prolonged disruptions to global supply-chains. The unemployment rate is expected to remain elevated in both Canada and the United States, in particular, increasing from an average of 9.9% over the next 12 months to an average of 11.8% in the following year in Canada, and from 7.7% to 10.1% in the United States over the same period. The adverse case as at October 31, 2021 depicted a slightly weaker economic environment in Canada and the United States over the near-term projection period. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,575 million as at January 31, 2022 ($3,825 million as at October 31, 2021), compared with the reported allowance on performing loans of $2,298 million ($2,447 million as at October 31, 2021).

When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which the allowances as a whole are sensitive.

The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months, following each reporting period for all scenarios. While the values disclosed below are national variables, we use regional variables in the underlying models where appropriate.

32 BMO Financial Group First Quarter Report 2022

		As at January 31, 2022
		Benign scenario		Base scenario		Adverse scenario
All figures are annual average values		First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months

Real GDP growth rates (1)	Canada	5.8%	5.6%	3.6%	4.0%	(2.8)%	(1.1)%
	United States	6.3%	3.9%	4.1%	2.6%	(1.9)%	(1.1)%

Corporate BBB 10-year spread	Canada	1.4%	1.7%	1.8%	2.0%	3.6%	4.4%
	United States	0.9%	1.1%	1.2%	1.5%	4.2%	4.5%

Unemployment rates	Canada	5.2%	4.2%	5.9%	5.5%	9.9%	11.8%
	United States	3.6%	3.0%	4.0%	3.4%	7.7%	10.1%

Housing price index (1)	Canada (2)	18.0%	8.4%	15.0%	3.5%	(9.3)%	(18.0)%
	United States (3)	14.4%	6.4%	12.0%	3.9%	(5.9)%	(15.5)%

		As at October 31, 2021
		Benign scenario		Base scenario		Adverse scenario
All figures are annual average values		First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months	First 12 months	Subsequent 12 months

Real GDP growth rates (1)	Canada	6.3%	5.5%	4.0%	3.9%	(2.7)%	(1.1)%
	United States	7.1%	4.0%	4.8%	2.7%	(1.2)%	(1.1)%

Corporate BBB 10-year spread	Canada	1.4%	1.7%	1.8%	2.0%	3.6%	4.4%
	United States	0.9%	1.1%	1.2%	1.5%	4.2%	4.5%

Unemployment rates	Canada	6.0%	4.9%	6.6%	5.7%	10.8%	12.7%
	United States	4.2%	3.2%	4.7%	3.7%	8.5%	11.0%

Housing price index (1)	Canada (2)	18.2%	10.2%	15.1%	5.2%	(6.4)%	(18.0)%
	United States (3)	14.6%	6.7%	12.3%	4.3%	(6.1)%	(15.5)%

(1)	Real gross domestic product and housing price index are four quarter averages of year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

The table below shows how the bank expects the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter.

Calendar quarter ended	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023

Real GDP growth rates year-over-year
Canada	2.2%	4.5%	4.8%	4.5%	4.7%	3.9%	2.8%	2.5%
United States	4.3%	3.4%	3.6%	2.9%	2.7%	2.6%	2.4%	2.2%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $1,725 million ($1,775 million as at October 31, 2021), compared with the reported allowance for performing loans of $2,298 million ($2,447 million as at October 31, 2021).

Information on the Provision for Credit Losses for the three months ended January 31, 2022, can be found in the Total Provision for Credit Losses section.

Please refer to the Risk Management section for further information.

Caution

This Accounting Policies and Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the audited annual consolidated financial statements of BMO’s 2021 Annual Report.

BMO Financial Group First Quarter Report 2022 33

Disclosure for Global Systemically Important Banks (G-SIB)

As a domestic systemically important bank (D-SIB), the Office of the Superintendent of Financial Institutions (OSFI) requires that we disclose on an annual basis the 13 indicators utilized in the global systemically important banks’ assessment methodology. These indicators measure the impact a bank’s failure would have on the global financial system and wider economy. The indicators reflect the size of banks, their interconnectedness, the lack of alternative infrastructure for services banks provide, their global activity and complexity. This methodology is outlined in a paper, Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement, issued by the Basel Committee on Banking Supervision (BCBS) in July 2013. Effective fiscal 2021, the results reflect BCBS’s updated assessment methodology issued in July 2018. The revised methodology includes a new trading volume indicator and contains scope changes to certain existing D-SIB indicators to include insurance activities. We have adopted this change prospectively. As required under the methodology, the indicators are calculated based on specific instructions issued by the BCBS, and as a result, the measures used may not be based on the most recent version of Basel III. Therefore, values may not be consistent with other measures used in this report.

Indicator values have been reported based on regulatory requirements for consolidation and therefore, insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group. This level of consolidation differs from that used in the consolidated financial statements. Results may therefore not be comparable to other disclosures in this report.

Year-over-year movements in indicators reflect normal changes in business activity.

Disclosure for Global Systemically Important Banks

		As at October 31
(Canadian $ in millions)	Indicators	2021	2020
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	503,481	466,155
	2. Cross-jurisdictional liabilities	472,642	440,706
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	1,135,164	1,074,284
C. Interconnectedness	4. Intra-financial system assets	142,328	130,962
	5. Intra-financial system liabilities	71,275	75,753
	6. Securities outstanding	283,723	243,825
D. Substitutability/Financial institution infrastructure	7. Payments activity (1)	33,313,613	31,313,872
	8. Assets under custody	207,267	241,360
	9. Underwritten transactions in debt and equity markets	102,614	106,130
	10. Trading volume (includes the two sub indicators)
	• Trading volume fixed income sub indicator	12,001,515	na
	• Trading volume equities and other securities sub indicator	2,733,512	na
E. Complexity	11. Notional amount of over-the-counter (OTC) derivatives	5,787,189	6,297,265
	12. Trading, FVTPL and FVOCI securities (2)	52,472	37,706
	13. Level 3 assets	3,263	4,738

(1)	Includes intercompany transactions that are cleared through a correspondent bank.
(2)	FVTPL: Fair value through profit or loss, FVOCI: Fair value through other comprehensive income.

  na - not applicable

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2021 Annual Report. This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

34 BMO Financial Group First Quarter Report 2022

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report. The following is an update to the 2021 Annual Report.

Update on General Economic Conditions

Growth projections remain strong in North America, notwithstanding the impact of the Omicron variant in the first quarter of 2022. Labour shortages are persisting and supply-chain backlogs continue to cause upward price pressure and rising inflation. The impact of the conflict between Russia and Ukraine, as well as increased trade tensions between the United States and China may drive energy prices higher, with further pressure on inflation. These factors may result in action by central banks to increase interest rates in 2022. House prices continue to increase in both Canada and the United States at an unsustainable rate, which may lead to a correction in housing markets. Management continues to monitor the economic climate in which we operate to ascertain significant changes in key economic variables.

Benchmark Interest Rate Reform (IBOR)

Our IBOR Transition Office (ITO) continues to coordinate and oversee the transition from IBORs to alternative reference rates (ARRs) and, as anticipated, all sterling, euro, Swiss franc and Japanese yen settings, as well as the 1-week and 2-month USD LIBOR settings were discontinued on December 31, 2021.

On December 16, 2021, the Canadian Alternative Reference Rate working group (CARR) recommended the administrator, Refinitiv, cease publication of Canadian Dollar Offered Rate (CDOR) settings immediately after June 30, 2024, using a two-stage transition approach. By the end of the first stage on June 30, 2023, they expect all new derivative contracts and securities to have transitioned to the Canadian Overnight Repo Rate Average (CORRA), with the exception of derivatives that hedge or reduce CDOR derivatives or securities transacted before June 30, 2023, or for loans before June 30, 2024. All remaining CDOR exposures will be transitioned to CORRA by June 30, 2024, marking the end of the second stage. This proposal does not represent a public statement on official cessation date of CDOR, as the administrator will need to complete consultations prior to a formal notice on an actual CDOR cessation date. We will adjust our project plans accordingly once a final announcement has been made.

Other Risks That May Affect Future Results

Pending Bank of the West Acquisition

BMO is subject to several risks in connection with the pending acquisition of Bank of the West. Such risks include, but are not limited to: the possibility that the announced acquisition of the Bank of the West does not close when expected or at all because required regulatory approvals or other conditions to closing are not received or satisfied on a timely basis or at all, or regulatory approvals are received subject to adverse conditions or requirements; the risk that BMO may be unable to realize, including in the time frame anticipated, the anticipated benefits from the proposed transaction, such as it being accretive to adjusted earnings per share and creating synergy opportunities; the risk that the business of Bank of the West may not perform as expected or in a manner consistent with historical performance; the risk that BMO may not be able to promptly and effectively integrate Bank of the West and that the costs for integration may be higher than expected; the risk that the sum of BMO’s existing excess capital, anticipated capital generation before close and proposed financing transactions is not sufficient to maintain capital targets without raising capital in excess of anticipated levels at announcement; the risk that our fair value management actions are not effective or result in unforeseen consequences; reputational risks and the reaction of Bank of the West’s customers and employees to the transaction; the risk of increased exposure to regional economic and other issues as a result of expanding BMO’s presence in the U.S.; risks relating to possible diversion of management time on transaction-related issues; and risks relating to increased exposure to exchange rate fluctuations. Any of these and other risks in connection with the pending acquisition of Bank of the West, including, but not limited to, the risk that our assumptions about us, the Bank of the West and the announced acquisition may prove inaccurate, could adversely impact our financial results or strategic direction.

BMO Financial Group First Quarter Report 2022 35

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2021 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at January 31, 2022				As at October 31, 2021
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	50,122	-	50,122	-	93,261	-	93,261	-	Interest rate
Interest bearing deposits with banks	8,573	118	8,455	-	8,303	94	8,209	-	Interest rate
Securities	276,065	118,843	157,222	-	232,849	104,412	128,437	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	117,444	-	117,444	-	107,382	-	107,382	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	484,361	3,932	480,429	-	458,262	3,665	454,597	-	Interest rate, foreign exchange
Derivative instruments	34,827	33,147	1,680	-	36,713	34,350	2,363	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	12,803	-	12,803	-	14,021	-	14,021	-	Interest rate
Other assets	38,977	3,778	18,828	16,371	37,384	3,359	16,970	17,055	Interest rate
Total Assets	1,023,172	159,818	846,983	16,371	988,175	145,880	825,240	17,055

Liabilities Subject to Market Risk
Deposits	704,949	24,800	680,149	-	685,631	22,665	662,966	-	Interest rate, foreign exchange
Derivative instruments	29,825	26,225	3,600	-	30,815	27,875	2,940	-	Interest rate, foreign exchange
Acceptances	12,803	-	12,803	-	14,021	-	14,021	-	Interest rate
Securities sold but not yet purchased	36,760	36,760	-	-	32,073	32,073	-	-
Securities lent or sold under repurchase agreements	107,979	-	107,979	-	97,556	-	97,556	-	Interest rate
Other liabilities	62,571	89	62,155	327	63,663	85	63,165	413	Interest rate
Subordinated debt	8,481	-	8,481	-	6,893	-	6,893	-	Interest rate
Total Liabilities	963,368	87,874	875,167	327	930,652	82,698	847,541	413

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair valued through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) and Average Total Trading Stressed Value at Risk (SVaR) increased quarter-over-quarter as market volatility picked up, higher fixed income exposures increased interest rate risk, and diversification declined.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

(Pre-tax Canadian $ equivalent in millions)	For the quarter ended January 31, 2022				October 31, 2021	January 31, 2021
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	1.7	2.0	3.1	1.0	2.0	4.6
Equity VaR	10.4	11.3	15.5	8.5	12.3	19.2
Foreign exchange VaR	2.0	1.3	2.3	0.5	1.2	4.2
Interest rate VaR (3)	19.1	16.6	19.6	14.9	15.2	47.1
Debt-specific risk	3.0	3.1	3.9	1.8	2.9	4.3
Diversification	(16.3)	(11.3)	nm	nm	(13.5)	(33.5)
Total Trading VaR	19.9	23.0	29.3	18.1	20.1	45.9
Total Trading SVaR	46.7	59.4	69.3	46.7	52.4	46.2

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.

 nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates and benefits to falling interest rates decreased, and the structural earnings benefit to rising interest rates and exposure to falling rates increased, relative to October 31, 2021 and January 31, 2022.

These changes were primarily driven by a modelling assumption update during the current quarter to include the benefit of a portion of pandemic-related, above-trend deposit growth that we anticipate will remain stable as interest rates rise.

In addition, the economic value exposure to rising interest rates and the benefit to falling interest rates increased relative to January 31, 2021, as the impact of the change in assumptions was more than offset by the impact of more rate-sensitive modelled deposit pricing at higher projected interest rate levels, following an increase in term market rates during the year.

36 BMO Financial Group First Quarter Report 2022

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			January 31, 2022	October 31, 2021	January 31, 2021			January 31, 2022	October 31, 2021	January 31, 2021
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(858.9)	(482.1)	(1,341.0)	(1,459.1)	(1,044.4)	174.9	364.7	539.6	383.7	300.0
25 basis point decrease	192.9	34.5	227.4	264.9	97.7	(95.2)	(113.4)	(208.6)	(141.6)	(109.8)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

The impact of insurance market risk is not reflected in the table. Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at January 31, 2022 would result in an increase in earnings before tax of $46 million ($48 million as at October 31, 2021 and $41 million as at January 31, 2021). A 25 basis point decrease in interest rates as at January 31, 2022 would result in a decrease in earnings before tax of $11 million ($12 million as at October 31, 2021 and $10 million as at January 31, 2021). A 10% increase in equity market values as at January 31, 2022 would result in an increase in earnings before tax of $21 million ($22 million as at October 31, 2021 and $38 million as at January 31, 2021). A 10% decrease in equity market values as at January 31, 2022 would result in a decrease in earnings before tax of $22 million ($22 million as at October 31, 2021 and $39 million as at January 31, 2021). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2022 and 2021 fiscal years. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet.

(3)	Includes Canadian dollar and other currencies.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the first quarter of 2022. We experienced strong customer loan growth in the current quarter, as well as higher wholesale funding reflecting net issuances. Growth in loans and wholesale funding was also impacted by the stronger U.S. dollar. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $313.5 billion as at January 31, 2022, compared with $317.3 billion as at October 31, 2021. The decrease in unencumbered liquid assets was primarily due to lower cash balances, partially offset by higher securities and the impact of the stronger U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

	As at January 31, 2022					As at October 31, 2021
(Canadian $ in millions)	Bank-owned assets	Other cash and securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)

Cash and cash equivalents	50,123	-	50,123	110	50,013	93,151

Deposits with other banks	8,573	-	8,573	-	8,573	8,303

Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	133,344	109,085	242,429	123,510	118,919	76,410
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	56,381	5,838	62,219	25,280	36,939	40,422
Corporate and other debt	21,938	19,651	41,589	9,428	32,161	35,330
Corporate equity	64,402	54,137	118,539	68,326	50,213	48,509
Total securities and securities borrowed or purchased under resale agreements	276,065	188,711	464,776	226,544	238,232	200,671
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	21,532	-	21,532	4,866	16,666	15,126
Total liquid assets	356,293	188,711	545,004	231,520	313,484	317,251

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

BMO Financial Group First Quarter Report 2022 37

Asset Encumbrance

		Encumbered (2)			Net unencumbered
(Canadian $ in millions) As at January 31, 2022	Total gross assets (1)	Pledged as collateral	Other encumbered		Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	58,696	-	110		-	58,586
Securities (5)	486,308	189,131	42,279		13,793	241,105
Loans	462,828	59,846	774		254,910	147,298
Other assets
Derivative instruments	34,827	-	-		34,827	-
Customers’ liability under acceptances	12,803	-	-		12,803	-
Premises and equipment	4,550	-	-		4,550	-
Goodwill	4,957	-	-		4,957	-
Intangible assets	2,071	-	-		2,071	-
Current tax assets	1,615	-	-		1,615	-
Deferred tax assets	1,027	-	-		1,027	-
Other assets	24,757	8,474			16,283	-
Total other assets	86,607	8,474	-		78,133	-
Total assets	1,094,439	257,451	43,163		346,836	446,989

		Encumbered (2)			Net unencumbered
(Canadian $ in millions) As at October 31, 2021	Total gross assets (1)	Pledged as collateral	Other encumbered		Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	101,564	-	110		-	101,454
Securities (5)	433,199	180,955	36,447		13,064	202,733
Loans	438,617	53,485	1,171		238,283	145,678
Other assets
Derivative instruments	36,713	-	-		36,713	-
Customers’ liability under acceptances	14,021	-	-		14,021	-
Premises and equipment	4,454	-	-		4,454	-
Goodwill	5,378	-	-		5,378	-
Intangible assets	2,266	-	-		2,266	-
Current tax assets	1,588	-	-		1,588	-
Deferred tax assets	1,287	-	-		1,287	-
Other assets	22,411	6,436	-		15,975	-
Total other assets	88,118	6,436	-	-	81,682	-
Total assets	1,061,498	240,876	37,728		333,029	449,865

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $13.8 billion as at January 31, 2022, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in BMO’s merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and Federal Home Loan Bank advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $504.8 billion as at January 31, 2022, increasing from $498.9 billion as at October 31, 2021, primarily due to the stronger U.S. dollar.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $212.1 billion as at January 31, 2022, with $54.2 billion sourced as secured funding and $157.9 billion as unsecured funding. Wholesale funding outstanding increased from $190.4 billion as at October 31, 2021, primarily due to net wholesale funding issuances during the quarter and the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totaling $313.5 billion as at January 31, 2022, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

38 BMO Financial Group First Quarter Report 2022

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the Balance Sheet Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at January 31, 2022								As at October 31, 2021
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	2,132	684	13	257	3,086	-	-	3,086	3,421
Certificates of deposit and commercial paper	12,946	23,691	24,800	21,110	82,547	1,136	-	83,683	71,898
Bearer deposit notes	1,647	227	-	191	2,065	-	-	2,065	2,364
Asset-backed commercial paper (ABCP)	-	-	-	-	-	-	-	-	-
Senior unsecured medium-term notes	-	4,976	2,513	6,287	13,776	11,370	29,178	54,324	51,837
Senior unsecured structured notes (2)	4	-	-	-	4	66	6,198	6,268	5,182
Secured Funding
Mortgage and HELOC securitizations	-	1,275	479	2,173	3,927	3,283	13,246	20,456	20,128
Covered bonds	-	-	2,222	3,569	5,791	10,692	8,685	25,168	23,405
Other asset-backed securitizations (3)	-	-	-	826	826	1,175	2,715	4,716	5,316
Federal Home Loan Bank advances	-	-	-	-	-	-	3,809	3,809	-
Subordinated debt	-	-	-	-	-	-	8,480	8,480	6,892
Total	16,729	30,853	30,027	34,413	112,022	27,722	72,311	212,055	190,443
Of which:
Secured	-	1,275	2,701	6,568	10,544	15,150	28,455	54,149	48,849
Unsecured	16,729	29,578	27,326	27,845	101,478	12,572	43,856	157,906	141,594
Total (4)	16,729	30,853	30,027	34,413	112,022	27,722	72,311	212,055	190,443

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excluded covered bonds issued to access central bank programs, repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments table, and also excluded ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $47.2 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $164.9 billion as at January 31, 2022.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank in raising both capital and funding to support its business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through the wholesale markets could be reduced. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of BMO’s 2021 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Following the announced acquisition of Bank of the West on December 20, 2021 Moody’s, Standard & Poor’s (S&P), DBRS and Fitch affirmed their ratings for BMO. Moody’s, S&P and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

As at January 31, 2022
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A(low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at January 31, 2022, we would be required to provide additional collateral to counterparties totalling $75 million, $251 million and $594 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group First Quarter Report 2022 39

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements Guideline and is summarized in the following table. The average daily LCR for the quarter ended January 31, 2022 was 129%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. The average LCR in the current quarter was up from 125% in the prior quarter, primarily due to an increase in HQLA, partially offset by higher net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprise cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100%, because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2021 Annual Report. Please also see the Risk Management section.

	For the quarter ended January 31, 2022
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	203.3
Cash Outflows
Retail deposits and deposits from small business customers, of which:	235.3	15.7
Stable deposits	116.5	3.5
Less stable deposits	118.8	12.2
Unsecured wholesale funding, of which:	267.3	128.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	134.3	33.4
Non-operational deposits (all counterparties)	104.7	66.7
Unsecured debt	28.3	28.3
Secured wholesale funding	*	21.7
Additional requirements, of which:	184.0	36.1
Outflows related to derivatives exposures and other collateral requirements	13.0	4.7
Outflows related to loss of funding on debt products	2.9	2.9
Credit and liquidity facilities	168.1	28.5
Other contractual funding obligations	1.1	-
Other contingent funding obligations	440.8	8.4
Total cash outflows	*	210.3
Cash Inflows
Secured lending (e.g., reverse repos)	148.0	34.3
Inflows from fully performing exposures	8.6	4.6
Other cash inflows	13.6	13.6
Total cash inflows	170.2	52.5

		Total adjusted value (4)
Total HQLA		203.3
Total net cash outflows		157.8
Liquidity Coverage Ratio (%) (2)		129

For the quarter ended October 31, 2021		Total adjusted value (4)
Total HQLA		194.4
Total net cash outflows		156.0
Liquidity Coverage Ratio (%)		125

  * Disclosure is not required under the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the first quarter of 2022.
(3)	Weighted values are calculated after the application of the weightings prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined by the LAR Guideline.

40 BMO Financial Group First Quarter Report 2022

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. ASF and RSF for each institution are determined based on the liquidity and maturity characteristics of its balance sheet assets, liabilities, and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. BMO’s NSFR was 114% as at January 31, 2022, exceeding the regulatory minimum. The NSFR decreased from 118% in the prior quarter, primarily due to higher required stable funding, partially offset by higher available stable funding.

	For the quarter ended January 31, 2022
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item
Capital:	-	-	-	69.3	69.3
Regulatory capital	-	-	-	69.3	69.3
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	218.8	25.5	13.2	32.4	270.0
Stable deposits	108.1	12.6	6.6	6.4	127.3
Less stable deposits	110.7	12.9	6.6	26.0	142.7
Wholesale funding:	242.9	195.2	39.5	79.3	207.2
Operational deposits	133.1	-	-	-	66.6
Other wholesale funding	109.8	195.2	39.5	79.3	140.6
Liabilities with matching interdependent assets	-	1.8	1.6	13.5	-
Other liabilities:	2.2	*	*	56.3	4.8
NSFR derivative liabilities	*	*	*	12.1	*
All other liabilities and equity not included in the above categories	2.2	39.0	0.8	4.4	4.8
Total ASF	*	*	*	*	551.3
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	24.2
Deposits held at other financial institutions for operational purposes	-	-	-	-	-
Performing loans and securities:	162.1	138.3	47.2	261.1	397.1
Performing loans to financial institutions secured by Level 1 HQLA	-	47.4	2.5	-	3.6
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	35.0	50.8	5.7	9.9	53.5
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	89.9	32.1	29.1	127.7	209.9
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	12.7	6.7	9.6	113.5	100.0
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	12.7	6.4	9.3	110.6	97.0
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	24.5	1.3	0.3	10.0	30.1
Assets with matching interdependent liabilities	-	1.8	1.6	13.5	-
Other assets:	15.8	*	*	44.5	45.8
Physical traded commodities, including gold	3.8	*	*	*	3.3
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	12.5	10.6
NSFR derivative assets	*	*	*	16.3	4.2
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	0.9	0.9
All other assets not included in the above categories	12.0	2.3	0.1	12.4	26.8
Off-balance sheet items	*	*	*	479.1	17.0
Total RSF	*	*	*	*	484.1
Net Stable Funding Ratio (%)	*	*	*	*	114

For the quarter ended October 31, 2021					Weighted Value (2)
Total ASF					535.2
Total RSF					453.4
Net Stable Funding Ratio (%)					118

  * Disclosure is not required under the NSFR disclosure standard.

(1)

Items to be reported in the “no maturity” column do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weightings prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group First Quarter Report 2022 41

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									January 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	48,717	-	-	-	-	-	-	-	1,406	50,123
Interest bearing deposits with banks	3,462	1,575	2,124	524	888	-	-	-	-	8,573
Securities	2,690	4,515	3,916	2,848	5,721	19,154	61,891	110,929	64,401	276,065
Securities borrowed or purchased under resale agreements	83,607	24,793	5,381	2,393	826	444	-	-	-	117,444
Loans (1)
Residential mortgages	323	999	3,763	4,598	3,521	21,497	92,919	9,607	155	137,382
Consumer instalment and other personal	118	360	1,076	1,026	1,123	5,529	33,248	13,609	22,991	79,080
Credit cards	-	-	-	-	-	-	-	-	8,050	8,050
Business and government	11,810	8,173	11,514	9,675	10,079	28,313	89,773	17,043	75,873	262,253
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,405)	(2,405)
Total loans, net of allowance	12,251	9,532	16,353	15,299	14,723	55,339	215,940	40,259	104,664	484,360
Other Assets
Derivative instruments	2,467	2,863	3,051	1,858	6,474	4,511	7,325	6,278	-	34,827
Customers’ liability under acceptances	10,670	2,105	28	-	-	-	-	-	-	12,803
Other	1,791	300	213	4	3	3	1	5,252	31,410	38,977
Total other assets	14,928	5,268	3,292	1,862	6,477	4,514	7,326	11,530	31,410	86,607
Total Assets	165,655	45,683	31,066	22,926	28,635	79,451	285,157	162,718	201,881	1,023,172

(Canadian $ in millions)									January 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (2) (3)
Banks	7,336	5,826	2,737	779	781	-	-	27	7,487	24,973
Business and government	21,744	32,315	31,894	17,516	18,156	25,756	40,470	16,305	254,222	458,378
Individuals	3,638	5,492	6,706	7,622	8,649	9,339	10,028	2,799	167,325	221,598
Total Deposits	32,718	43,633	41,337	25,917	27,586	35,095	50,498	19,131	429,034	704,949
Other Liabilities
Derivative instruments	1,952	2,627	2,196	1,949	4,544	4,296	6,242	6,019	-	29,825
Acceptances	10,670	2,105	28	-	-	-	-	-	-	12,803
Securities sold but not yet purchased (4)	36,760	-	-	-	-	-	-	-	-	36,760
Securities lent or sold under repurchase agreements (4)	88,098	14,552	1,716	3,613	-	-	-	-	-	107,979
Securitization and structured entities’ liabilities	14	1,412	545	537	2,882	4,916	10,531	4,321	-	25,158
Other	9,232	213	101	109	956	820	2,391	6,077	17,514	37,413
Total other liabilities	146,726	20,909	4,586	6,208	8,382	10,032	19,164	16,417	17,514	249,938
Subordinated debt	-	-	-	-	-	-	25	8,456	-	8,481
Total Equity	-	-	-	-	-	-	-	-	59,804	59,804
Total Liabilities and Equity	179,444	64,542	45,923	32,125	35,968	45,127	69,687	44,004	506,352	1,023,172

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $20,680 million as at January 31, 2022 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									January 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,220	7,371	10,621	8,312	12,152	33,746	104,954	5,621	-	183,997
Letters of credit (2)	1,957	2,797	4,412	3,957	5,419	2,429	3,557	85	-	24,613
Backstop liquidity facilities	-	-	1,101	1,295	1,110	7,636	932	743	-	12,817
Leases	-	-	-	-	-	3	26	228	-	257
Securities lending	1,396	-	-	-	-	-	-	-	-	1,396
Purchase obligations	22	37	55	54	51	151	334	48	-	752

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.

42 BMO Financial Group First Quarter Report 2022

(Canadian $ in millions)									October 31, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	91,736	-	-	-	-	-	-	-	1,525	93,261
Interest bearing deposits with banks	3,529	1,440	1,172	1,753	409	-	-	-	-	8,303
Securities	5,286	4,742	5,116	3,383	2,692	17,512	43,571	90,225	60,322	232,849
Securities borrowed or purchased under resale agreements	70,080	22,873	11,362	1,602	766	699	-	-	-	107,382
Loans (1)
Residential mortgages	458	1,081	2,109	4,373	4,879	22,170	91,146	9,396	138	135,750
Consumer instalment and other personal	215	419	639	1,166	1,110	5,732	31,613	13,518	22,752	77,164
Credit cards	-	-	-	-	-	-	-	-	8,103	8,103
Business and government	12,082	7,667	7,697	10,496	10,213	29,303	81,377	14,413	66,561	239,809
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,564)	(2,564)
Total loans, net of allowance	12,755	9,167	10,445	16,035	16,202	57,205	204,136	37,327	94,990	458,262
Other Assets
Derivative instruments	2,752	4,924	2,187	1,809	1,634	7,525	8,787	7,095	-	36,713
Customers’ liability under acceptances	11,574	2,428	19	-	-	-	-	-	-	14,021
Other	2,002	461	140	4	3	5	1	5,097	29,671	37,384
Total other assets	16,328	7,813	2,346	1,813	1,637	7,530	8,788	12,192	29,671	88,118
Total Assets	199,714	46,035	30,441	24,586	21,706	82,946	256,495	139,744	186,508	988,175

(Canadian $ in millions)									October 31, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)
Banks	9,047	4,581	4,193	746	389	-	-	26	7,629	26,611
Business and government	16,894	26,861	29,665	21,345	16,213	24,249	35,707	17,113	254,201	442,248
Individuals	3,944	6,399	8,630	6,766	7,697	9,529	10,022	2,786	160,999	216,772
Total Deposits	29,885	37,841	42,488	28,857	24,299	33,778	45,729	19,925	422,829	685,631
Other Liabilities
Derivative instruments	2,771	3,651	2,379	1,508	1,444	5,723	7,140	6,199	-	30,815
Acceptances	11,574	2,428	19	-	-	-	-	-	-	14,021
Securities sold but not yet purchased (4)	32,073	-	-	-	-	-	-	-	-	32,073
Securities lent or sold under repurchase agreements (4)	73,190	17,199	3,994	3,103	70	-	-	-	-	97,556
Securitization and structured entities’ liabilities	21	1,737	1,527	648	486	7,240	9,791	4,036	-	25,486
Other	10,121	1,632	116	109	162	944	1,277	3,509	20,307	38,177
Total other liabilities	129,750	26,647	8,035	5,368	2,162	13,907	18,208	13,744	20,307	238,128
Subordinated debt	-	-	-	-	-	-	25	6,868	-	6,893
Total Equity	-	-	-	-	-	-	-	-	57,523	57,523
Total Liabilities and Equity	159,635	64,488	50,523	34,225	26,461	47,685	63,962	40,537	500,659	988,175

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $20,991 million as at October 31, 2021 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									October 31, 2021
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,674	4,935	8,374	13,308	14,498	33,749	99,639	4,571	-	180,748
Letters of credit (2)	1,196	4,083	4,358	3,815	4,806	1,980	3,304	104	-	23,646
Backstop liquidity facilities	189	137	293	1,073	1,578	2,709	6,088	828	-	12,895
Leases	-	-	-	-	1	3	22	222	-	248
Securities lending	3,909	-	-	-	-	-	-	-	-	3,909
Purchase obligations	16	38	47	44	60	139	217	41	-	602

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.

BMO Financial Group First Quarter Report 2022 43

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a country risk management framework that incorporates economic and political assessments, and management of exposures within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at January 31, 2022 is set out in the following table.

On October 26, 2021, OSFI recommended that Canadian Global Systemically Important Banks (G-SIBs) cease country-by-country disclosures of European exposures and begin to disclose sovereign exposures at the regional (continent) level effective the first quarter of 2022.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at January 31, 2022													As at October 31, 2021
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure (2)
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	620	2,395	-	3,015	1,186	14	6,324	7,524	1,512	331	40	1,883	12,422	12,477
United Kingdom	26	3,758	-	3,784	94	150	830	1,074	54	623	94	771	5,629	8,236
Latin America	2,362	4,680	-	7,042	-	47	-	47	4	47	1	52	7,141	5,846
Asia-Pacific	5,648	3,223	26	8,897	1,063	827	2,031	3,921	360	580	43	983	13,801	11,766
Africa and Middle East	2,215	298	-	2,513	2	1	22	25	-	9	437	446	2,984	2,923
Other (1)	-	496	-	496	21	-	4,460	4,481	1	-	604	605	5,582	4,775
Total	10,871	14,850	26	25,747	2,366	1,039	13,667	17,072	1,931	1,590	1,219	4,740	47,559	46,023

(1)	Primarily exposure to supranational entities.
(2)	Reflects the most recent quarter country reclassifications.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

44 BMO Financial Group First Quarter Report 2022

Glossary of Financial Terms

Adjusted Earnings and Measures

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and Adjusted Net Revenue is adjusted revenue net of CCPB, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Adjusted Effective Tax Rate is calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.

Average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

Credit and Counterparty Risk is the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Earnings per Share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted total revenue and non-interest expense.

Efficiency Ratio, net of CCPB, is calculated as non-interest expense divided by total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), expressed as a percentage. The adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted total revenue, net of CCPB, and non-interest expense.

Environmental and Social Risk (E&S risk) is the potential for loss or harm, directly or indirectly, resulting from environmental or social impacts or concerns, including climate change, related to BMO, our customers, suppliers or clients, and our impact on the environment and society.

Fair Value is the amount of consideration that would be agreed upon in an arm’s- length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

BMO Financial Group First Quarter Report 2022 45

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross impaired loans and acceptances (GIL) are calculated as the credit impaired balance of loans and customers’ liability under acceptances, excluding purchased credit impaired loans.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Model Risk is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income excluding trading, is on a basis that excludes trading-related interest income and earning assets.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using average total assets. Net interest margin excluding trading, is computed in the same manner excluding trading-related interest income and earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Operating Leverage, net of CCPB, is the difference between revenue, net of CCPB (net revenue), and expense growth rates. Adjusted net operating leverage is the difference between adjusted revenue, net of CCPB, and adjusted expense growth rates.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact our credit or investment portfolios. These risks include technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before income taxes and provision for credit losses. We use PPPT on both a reported and adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For more information, refer to the Provision for Credit Losses and Allowance for Credit Losses sections and Note 4 of the consolidated financial statements.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

46 BMO Financial Group First Quarter Report 2022

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk is the potential for loss or harm due to changes in the external business environment and failure to respond appropriately to these changes as a result of inaction, ineffective strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating-
rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•	Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Revenues of operating groups are presented in the MD&A on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions. The largest Canadian banks are required to meet the minimum TLAC Ratio and TLAC Leverage Ratio effective November 1, 2021, as calculated under OSFI’s TLAC Guideline.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group First Quarter Report 2022 47

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2021 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, March 1, 2022, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 7747527#. A replay of the conference call can be accessed until April 1, 2022, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 2658478#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Paul Gammal, Toronto, Head Media Relations, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (the Plan)

Average market price as defined under the Plan

November 2021: $139.49

December 2021: $137.10

January 2022: $144.65

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at

www.bmo.com/investorrelations.

BMO’s 2021 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at on SEDAR at www.sedar.com. Printed copies of the bank’s complete 2021 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2022 The next Annual Meeting of Shareholders will be held on Wednesday, April 13, 2022.

® Registered trademark of Bank of Montreal

68 BMO Financial Group First Quarter Report 2022